QuickLinks -- Click here to rapidly navigate through this document

Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-203859

Prospectus

TRANSCANADA TRUST

(a unit trust established under the laws of Ontario)

U.S.$750,000,000
Trust Notes — Series 2015-A Due May 20, 2075
(Trust Notes — Series 2015-A)

The Trust Notes — Series 2015-A are guaranteed on a subordinated basis by
TRANSCANADA PIPELINES LIMITED

         TransCanada Trust (the "Trust") is a unit trust established under the laws of Ontario by Valiant Trust Company (the "Trustee") pursuant to a declaration of trust dated as of September 16, 2014 (the "Declaration of Trust"). The Trust proposes to issue and sell pursuant to this prospectus (the "Offering") U.S.$750,000,000 principal amount of unsecured, subordinated Trust Notes — Series 2015-A due May 20, 2075 (the "Trust Notes — Series 2015-A").

         The Trust is permitted, under the multi-jurisdictional disclosure system adopted by the United States ("U.S."), to prepare this prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S.

         Financial statements incorporated herein have been prepared in accordance with U.S. generally accepted accounting principles, which is referred to as "U.S. GAAP".

         You should be aware that the acquisition of the securities described herein may have tax consequences both in the U.S. and in Canada. Such tax consequences for investors who are residents in, or citizens of, the U.S. may not be described fully herein.

         Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Trust and TCPL are organized or incorporated under the laws of Canada, that some or all of the officers and directors of TCPL may be residents of Canada, that some or all of the experts named in the registration statement may be residents of Canada and that all or a substantial portion of our assets and the assets of said persons are located outside of the U.S.

         Theses securities have not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Commission(2)	Proceeds(3)
Per Trust Notes — Series 2015-A	100%	1%	99%
Total	U.S.$750,000,000	U.S.$7,500,000	U.S.$742,500,000

(1)
The public offering price set forth above does not include accrued interest, if any.

(2)
The Underwriting commission will be paid by the Trust from the gross proceeds of the Offering or from funds borrowed under the Credit Facility.

(3)
The Offering expenses of the Trust, other than the Underwriting commission, are estimated to be U.S.$2,500,000 and will be paid by the Trust from the proceeds of issue of the Voting Trust Units and funds borrowed under the Credit Facility. See "The Trust — Liquidity".

         The Trust expects to deliver the Trust Notes — Series 2015-A to investors through the book-entry delivery system of the Depository Trust Company and its direct and indirect participants, including Euroclear Bank N.V./S.A. and Clearstream Banking, société anonyme, Luxembourg, against payments in New York, New York on or about May 20, 2015.

Joint Book-Running Managers and Co-Structuring Advisors

HSBC	Credit Suisse

Co-Managers

Deutsche Bank Securities		J.P. Morgan
MUFG	Mizuho Securities	BofA Merrill Lynch

The date of this prospectus is May 13, 2015.

        The Trust's objective is to acquire and hold the Trust Assets (as defined herein), initially comprised primarily of subordinated notes (the "TCPL Sub Notes") issued by TransCanada PipeLines Limited ("TCPL"), in order to generate funds for payment of the principal, interest, the redemption price and the amount payable on purchase for cancellation, if any, and any other amounts, in respect of its debt securities, including the Trust Notes — Series 2015-A. The Offering will provide TCPL with a cost-effective means of raising capital which qualifies for Basket "C" equity treatment by Moody's Investors Service, Inc. ("Moody's") and for "Intermediate Equity Credit" by Standard & Poors Ratings Services ("S&P"). The Trust will also issue voting trust units (the "Voting Trust Units" and, collectively with the Trust Notes — Series 2015-A, the "Trust Securities") to TCPL, or subsidiaries of TCPL. TCPL will at all times own, directly or indirectly, all of the Voting Trust Units. See "Description of the Trust Securities". The Trust may, at any time and from time to time, issue additional Voting Trust Units or subordinated notes of any series without the authorization of holders of the Trust Notes — Series 2015-A. See "Description of the Trust Securities — Issue of Additional Trust Securities".

        Under applicable Canadian securities legislation, we may be considered to be a connected issuer of HSBC Securities (USA) Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, each of which is a subsidiary or affiliate of one of our lenders to which we are currently indebted. See "Underwriting" in this prospectus.

        The Trust Notes — Series 2015-A will be issued only in denominations of U.S.$1,000 and integral multiples thereof.

        TCPL will guarantee, on a subordinated basis, the due and punctual payment of the principal amount of and interest on (including interest on the amount in default) the Trust Notes — Series 2015-A and performance by the Trust of all the Trust's obligations to the holders of the Trust Notes — Series 2015-A pursuant to the Share Exchange Agreement (as defined herein) and the Assignment and Set-Off Agreement (as defined herein).

        From the Closing Date (as hereinafter defined) to May 20, 2025, the Trust will pay interest on the Trust Notes — Series 2015-A in equal semi-annual installments on May 20 and November 20 of each year. Notwithstanding the foregoing, assuming the Trust Notes — Series 2015-A are issued on May 20, 2015, the first interest payment on the Trust Notes — Series 2015-A on November 20, 2015 will be in the amount of U.S.$28.125 per U.S.$1,000 principal amount of Trust Notes — Series 2015-A. Starting on August 20, 2025, the Trust will pay interest on the Trust Notes — Series 2015-A on every February 20, May 20, August 20 and November 20 of each year during which the Trust Notes — Series 2015-A are outstanding thereafter until May 20, 2075 (each such semi-annual or quarterly date, as applicable, a "Series 2015-A Interest Payment Date").

        From the Closing Date to, but excluding, May 20, 2025, the interest rate on the Trust Notes — Series 2015-A will be fixed at 5.625% per annum, payable in arrears. Starting on May 20, 2025, and on every February 20, May 20, August 20 and November 20 of each year during which the Trust Notes — Series 2015-A are outstanding thereafter until May 20, 2075 (each such date, a "Series 2015-A Interest Reset Date"), the interest rate on the Trust Notes — Series 2015-A will be reset as follows: (i) starting on May 20, 2025, on every Series 2015-A Interest Reset Date, until May 20, 2045, the interest rate on the Trust Notes — Series 2015-A will be reset at an interest rate per annum equal to the three month LIBOR (as defined herein) plus 3.528%, payable in arrears, with the first payment at such rate being on August 20, 2025 and, (ii) starting on May 20, 2045, on every Series 2015-A Interest Reset Date, until May 20, 2075, the interest rate on the Trust Notes — Series 2015-A will be reset on each Series 2015-A Interest Reset Date at an interest rate per annum equal to the three month LIBOR plus 4.278%, payable in arrears, with the first payment at such rate being on August 20, 2045.

        The Trust Notes — Series 2015-A will mature on May 20, 2075. Holders of the Trust Notes — Series 2015-A may, in certain circumstances, be required to apply interest payable on the Trust Notes — Series 2015-A to acquire a series of newly-issued TCPL Deferral Preferred Shares (as defined herein) with fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors (as defined herein). See "Description of the Trust Securities — Trust Notes — Series 2015-A — Deferral Right".

2

        The TCPL Sub Notes will be dated as of the Closing Date and will mature on May 20, 2075. From the Closing Date to May 20, 2025, TCPL will pay interest on the TCPL Sub Notes in equal semi-annual installments on May 20 and November 20 of each year. Notwithstanding the foregoing, assuming the TCPL Sub Notes are issued on May 20, 2015, the first interest payment on the TCPL Sub Notes on November 20, 2015 will be in the amount of U.S.$29.375 per U.S.$1,000 principal amount of TCPL Sub Notes. Starting on August 20, 2025, TCPL will pay interest on the TCPL Sub Notes on every February 20, May 20, August 20 and November 20 of each year during which the TCPL Sub Notes are outstanding thereafter until May 20, 2075 (each such semi-annual or quarterly date, as applicable, a "TCPL Sub Note Interest Payment Date").

        From the Closing Date to, but excluding, May 20, 2025, the interest rate on the TCPL Sub Notes will be fixed at 5.875% per annum, payable in arrears. Starting on May 20, 2025, and on every February 20, May 20, August 20 and November 20 of each year during which the TCPL Sub Notes are outstanding thereafter until May 20, 2075 (each such date, a "TCPL Sub Notes Interest Reset Date"), the interest rate on the TCPL Sub Notes will be reset as follows: (i) starting on May 20, 2025, on every TCPL Sub Notes Interest Reset Date, until May 20, 2045 the interest rate on the TCPL Sub Notes will be reset at an interest rate per annum equal to the three month LIBOR plus 3.778%, payable in arrears, with the first payment at such rate being on August 20, 2025 and, (ii) starting on May 20, 2045, on every TCPL Sub Notes Interest Reset Date, until May 20, 2075, the interest rate on the TCPL Sub Notes will be reset on each TCPL Sub Notes Interest Reset Date at an interest rate per annum equal to the three month LIBOR plus 4.528%, payable in arrears, with the first payment at such rate being on August 20, 2045.

        TransCanada Corporation ("TCC") is currently the sole shareholder of TCPL and TCC and TCPL will covenant for the benefit of holders of the Trust Notes — Series 2015-A (the "Dividend Stopper Undertaking") that, in the event of a Deferral Event (as defined herein) in respect of the Trust Notes — Series 2015-A, TCPL will not declare dividends of any kind on any of the TCPL Preferred Shares (as defined herein) or, if no TCPL Preferred Shares are outstanding, any of the TCPL Common Shares (as defined herein and together with the TCPL Preferred Shares, the "TCPL Dividend Restricted Shares") and TCC will not declare dividends of any kind on any of the TCC Preferred Shares (as defined herein) or, if no TCC Preferred Shares are outstanding, any of the TCC Common Shares (as defined herein and together with the TCC Preferred Shares, the "TCC Dividend Restricted Shares" and collectively with the TCPL Dividend Restricted Shares, the "Dividend Restricted Shares") from the relevant Deferral Date (as defined herein) until the month following the first day on which, after TCPL Deferral Preferred Shares have been issued, no TCPL Deferral Preferred Shares are outstanding (the "Dividend Declaration Resumption Month").

        It is in the interest of TCPL and TCC to ensure, to the extent within their control, that the Trust pays the interest to holders of the Trust Notes — Series 2015-A in cash on each Series 2015-A Interest Payment Date so as to avoid triggering the Dividend Stopper Undertaking. See "Description of the Trust Securities — Trust Notes — Series 2015-A — Dividend Stopper Undertaking" and "Risk Factors".

        The Trust Notes — Series 2015-A, including accrued and unpaid interest thereon, will be exchanged automatically (the "Automatic Exchange"), without the consent of the holders thereof, for the right to be issued newly-issued TCPL Exchange Preferred Shares (as defined herein) upon the occurrence of an Automatic Exchange Event (as defined herein), which right will be immediately and automatically exercised. Following the Automatic Exchange, holders of the Trust Notes — Series 2015-A immediately prior to the Automatic Exchange will cease to have any claim or entitlement for interest or principal against the Trust or any other rights as holders of the Trust Notes — Series 2015-A, including under the guarantee by TCPL. Holders of the Trust Notes — Series 2015-A will individually be bound by the Automatic Exchange, acting through the Exchange Trustee, on the basis contemplated by the Share Exchange Agreement. As the events that give rise to an Automatic Exchange are bankruptcy and related events, it is in the interest of TCPL to ensure that an Automatic Exchange does not occur, although the events that could give rise to an Automatic Exchange, namely the occurrence of an Automatic Exchange Event, may be beyond the control of TCPL. See "Description of the Trust Securities — Trust Notes — Series 2015-A — Automatic Exchange", "Description of TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares" and "Risk Factors".

        On each Series 2015-A Interest Payment Date in respect of which a Deferral Event has occurred in respect of the Trust Notes — Series 2015-A (each a "Deferral Date"), interest payable on Trust Notes — Series 2015-A will

3

be applied on behalf of holders of Trust Notes — Series 2015-A to acquire a new series of TCPL Preferred Shares (in any case, the "TCPL Deferral Preferred Shares"). A new series of TCPL Deferral Preferred Shares will be issued in respect of each Deferral Event. The subscription amount of each TCPL Deferral Preferred Share will be an amount equal to U.S.$1,000 and the number of TCPL Deferral Preferred Shares (including fractional shares, if applicable) subscribed for on each Deferral Date will be calculated by dividing the amount of the interest payment on the Trust Notes — Series 2015-A on the applicable Deferral Date, by U.S.$1,000. See "Description of the Trust Securities — Trust Notes — Series 2015-A — Deferral Right".

        On or after May 20, 2025, the Trust may, at its option or at the direction of TCPL, redeem the Trust Notes — Series 2015-A in whole at any time or in part from time to time on any Series 2015-A Interest Payment Date and on not less than 30 days nor more than 60 days prior notice to the holders of the Trust Notes — Series 2015-A, without the consent of such holders, at a redemption price per U.S.$1,000 principal amount of the Trust Notes — Series 2015-A equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. See "Description of the Trust Securities — Trust Notes — Series 2015-A — Trust Redemption Right".

        The Trust Notes — Series 2015-A may be purchased, in whole or in part, by the Trust, at the direction of TCPL, in the open market or by tender or private contract. Trust Notes — Series 2015-A purchased by the Trust shall be cancelled and not reissued. The purchase price payable by the Trust will be paid in cash.

        Upon the occurrence of, or at any time following the occurrence of, a Rating Event (as defined herein) or a Tax Event (as defined herein), the Trust may, at its option, redeem all (but not less than all) of the Trust Notes — Series 2015-A at a redemption price per U.S.$1,000 principal amount of the Trust Notes — Series 2015-A equal to par (in the case of a Tax Event) and par plus $20 (in the case of a Rating Event), together with accrued and unpaid interest to, but excluding, the date fixed for redemption. See "Description of the Trust Securities — Trust Notes — Series 2015-A — Redemption on Rating Event or Tax Event".

        It is expected that the Trust Assets will be acquired primarily from TCPL and/or its affiliates and shall initially consist of the TCPL Sub Notes and investments from the proceeds thereof. TCPL will act as Administrative Agent to the Trust. See "The Trust — The Administrative Agent".

        The Trust Notes — Series 2015-A have been structured with the intention of achieving Basket "C" Equity Treatment from Moody's and "Intermediate Equity Credit" from S&P. On each Series 2015-A Interest Payment Date in respect of which a Deferral Event has occurred in respect of the Trust Notes — Series 2015-A, interest payable on Trust Notes — Series 2015-A will be applied on behalf of holders of Trust Notes — Series 2015-A to acquire a new series of TCPL Deferral Preferred Shares. This investment will be effected by the Indenture Trustee (as defined herein) subscribing for such shares for and on behalf of the holders of the Trust Notes — Series 2015-A. See "Description of the Trust Securities — Trust Notes — Series 2015-A — Deferral Right". In addition, upon the occurrence of an Automatic Exchange Event, the Trust Notes — Series 2015-A will be exchanged automatically for the right to be issued newly issued TCPL Exchange Preferred Shares. In such event and in the circumstances described in the next paragraph, former holders of the Trust Notes — Series 2015-A would rank as preferred shareholders of TCPL in a liquidation of TCPL. See "Description of the Trust Securities — Trust Notes — Series 2015-A — Automatic Exchange".

        An investment in Trust Notes — Series 2015-A could be replaced in certain circumstances, without the consent of the holder, by TCPL Exchange Preferred Shares and holders of the Trust Notes — Series 2015-A may be required in certain circumstances to apply interest payable on their Trust Notes — Series 2015-A to acquire TCPL Deferral Preferred Shares. You should therefore carefully consider the disclosure with respect to TCPL, the TCPL Exchange Preferred Shares and the TCPL Deferral Preferred Shares included and incorporated by reference in this prospectus. An investment in Trust Notes — Series 2015-A is subject to certain risks. See "Risk Factors".

        The Underwriters (as defined herein), as principals, conditionally offer the Trust Notes — Series 2015-A in the U.S., subject to prior sale if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Underwriting", and subject to the approval of certain legal matters on behalf of the Trust and TCPL by their Canadian legal counsel, Blake, Cassels & Graydon LLP, and Canadian tax counsel, Stikeman Elliott LLP and by their U.S. legal counsel Mayer Brown LLP and on behalf of the Underwriters by their Canadian legal counsel Norton Rose Fulbright

4

Canada LLP and by their U.S. legal counsel Paul, Weiss, Rifkind, Wharton & Garrison LLP. This prospectus also qualifies for distribution the Automatic Exchange, the Deferral Event Subscription (as defined herein) and the Subscription Right (as defined herein).

        In connection with the Offering, the Underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Trust Notes — Series 2015-A offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Trust Notes — Series 2015-A initially at the offering price specified above. After a reasonable effort has been made to sell all of the Trust Notes — Series 2015-A at the price specified, the Underwriters may reduce the selling price to investors from time to time in order to sell any of the Trust Notes — Series 2015-A remaining unsold. Any such reduction will not affect the proceeds received by the Trust. See "Underwriting").

        Subscriptions for the Trust Notes — Series 2015-A will be received by the Underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the Closing Date will be on or about May 20, 2015 or such later date as the Trust, TCPL and the Underwriters may agree, but in any event not later than May 25, 2015. The Trust Notes — Series 2015-A will be issued in "book-entry only" form and, accordingly, physical certificates representing Trust Notes — Series 2015-A will not be available except in limited circumstances. See "Description of the Trust Securities — Trust Notes — Series 2015-A — Book-Entry Only Form".

        There is no market through which the Trust Notes — Series 2015-A may be sold and purchasers may not be able to resell the Trust Notes — Series 2015-A purchased under this prospectus. This may affect the pricing of the Trust Notes — Series 2015-A in the secondary market, the transparency and availability of trading prices, the liquidity of the Trust Notes — Series 2015-A, and the extent of issuer regulation. See "Risk Factors".

        Investing in the Trust Notes — Series 2015-A involves risk. See "Risk Factors".

        Paula R. Reynolds, John Richels and Mary Pat Solomone are directors of TCPL, the Administrative Agent of the Trust, who reside outside of Canada and each of these directors has appointed TransCanada PipeLines Limited as agent for service of process at 450 - 1 Street, S.W., Calgary, AB T2P 5H1. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

        The Trust's head office is located at 450 - 1st Street S.W., Calgary, Alberta, T2P 5H1.

5

i

        THE TRUST NOTES — SERIES 2015-A DO NOT REPRESENT OBLIGATIONS OF OR INTERESTS IN AND ARE NOT GUARANTEED OR INSURED BY VALIANT TRUST COMPANY OR CST TRUST COMPANY OR ANY OF THEIR RESPECTIVE AGENTS OR AFFILIATES (OTHER THAN THE TRUST). THE TRUST NOTES — SERIES 2015-A ARE NOT INSURED OR GUARANTEED BY THE CANADA DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

 ABOUT THIS PROSPECTUS

        In this prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to "dollars" or "$" are to lawful currency of Canada, and references to "U.S. dollars" or "U.S.$" are to lawful currency of the U.S. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus has been prepared in accordance with U.S. GAAP. Except on the cover page and under "Description of the Trust Securities — Trust Notes — Series 2015-A", and unless the context otherwise requires, all references in this prospectus to "we", "us", "our" or "TCPL" shall mean TransCanada PipeLines Limited, its subsidiaries, partnership interests and joint venture investments.

EXCHANGE RATE DATA

        TCPL publishes its consolidated financial statements in Canadian dollars. In this prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to "Cdn.$" or "$" are to Canadian dollars and references to "U.S.$" are to U.S. dollars.

        The following table sets forth certain exchange rates based on the noon rate as reported by the Bank of Canada. Such rates are set forth as U.S. dollars per Cdn.$1.00 and are the inverse of noon rates quoted by the Bank of Canada for Canadian dollars per U.S.$1.00. On May 13, 2015, the inverse of the noon rate reported by the Bank of Canada was U.S.$0.8368 per Cdn.$1.00.

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012
High	0.8527	0.9422	0.9422	1.0164	1.0299
Low	0.7811	0.8888	0.8589	0.9348	0.9599
Average(1)	0.8057	0.9064	0.9054	0.9710	1.0004
Period end	0.7885	0.9047	0.8620	0.9402	1.0051

(1)
The average of the exchange rates on the last day of each month during the applicable period.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference herein include "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of securities laws, including the "safe harbor" provisions of the Securities Act (Alberta), the Securities Act (Ontario), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"). The words "anticipate", "expect", "believe", "may", "will", "should", "estimate", "project", "outlook", "forecast", "intend", "target", "plan" or similar words are used to identify such forward-looking information. Forward-looking information in this prospectus and in the documents incorporated by reference herein is intended to provide you with information regarding us, including management's assessment of our future plans and financial outlook. Forward-looking information in this prospectus includes statements under the headings "Use of Proceeds" and "Underwriting". Forward looking information in this prospectus and the documents incorporated by reference herein may include, but is not limited to, statements regarding:

  •
  anticipated business prospects;

  •
  our financial and operational performance, including the performance of our subsidiaries;

  •
  expectations or projections about strategies and goals for growth and expansion;

  •
  expected cash flows and future financing options available to us;

  •
  expected costs for planned projects, including projects under construction and in development;

  •
  expected schedules for planned projects (including anticipated construction and completion dates);

  •
  expected regulatory processes and outcomes;

  •
  expected impact of regulatory outcomes;

  •
  expected outcomes with respect to legal proceedings, including arbitration and insurance claims;

  •
  expected capital expenditures and contractual obligations;

  •
  expected operating and financial results;

  •
  the expected impact of future accounting changes, commitments and contingent liabilities; and

  •
  expected industry, market and economic conditions.

        This forward-looking information reflects our beliefs and assumptions based on information available at the time the information was stated and, as such, is not a guarantee of future performance. By its nature, forward looking information is subject to various assumptions, risks and uncertainties which could cause our actual results and achievements to differ materially from the anticipated results or expectations expressed or implied in such information.

        Key assumptions on which our forward-looking information is based include, but are not limited to, assumptions about:

  •
  inflation rates, commodity prices and capacity prices;

  •
  timing of financings and hedging;

  •
  regulatory decisions and outcomes;

  •
  foreign exchange rates;

  •
  interest rates;

  •
  tax rates;

  •
  planned and unplanned outages and the use of our pipeline and energy assets;

  •
  integrity and reliability of our assets;

  •
  access to capital markets;

  •
  anticipated construction costs, schedules and completion dates; and

  •
  acquisitions and divestitures.

        The risks and uncertainties that could cause actual results or events to differ materially from current expectations include, but are not limited to:

  •
  our ability to successfully implement our strategic initiatives;

  •
  whether our strategic initiatives will yield the expected benefits;

  •
  the operating performance of our pipeline and energy assets;

  •
  amount of capacity sold and rates achieved in our pipeline businesses;

  •
  the availability and price of energy commodities;

  •
  the amount of capacity payments and revenues we receive from our energy business;

  •
  regulatory decisions and outcomes;

  •
  outcomes of legal proceedings, including arbitration and insurance claims;

  •
  performance of our counterparties;

  •
  changes in market commodity prices;

  •
  changes in the political environment;

  •
  changes in environmental and other laws and regulations;

  •
  competitive factors in the pipeline and energy sectors;

  •
  construction and completion of capital projects;

  •
  costs for labor, equipment and materials;

  •
  access to capital markets;

  •
  interest and foreign exchange rates;

  •
  weather;

  •
  cyber security;

  •
  technological developments; and

  •
  economic conditions in North America as well as globally.

        Additional information on these and other factors is discussed in the documents incorporated by reference herein including in the MD&A (as defined herein) under the headings "Natural Gas Pipelines — Business Risks", "Liquids Pipelines — Business Risks", "Energy — Business Risks", "Other Information — Risks and Risk Management" and "Financial Risks".

        Readers are cautioned against placing undue reliance on forward-looking information, which is given as of the date it is expressed in this prospectus or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. We undertake no obligation to publicly update or revise any forward-looking information in this prospectus or otherwise, whether as a result of new information, future events or otherwise, except as required by law.

 DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this prospectus from documents filed with the Alberta Securities Commission and the Ontario Securities Commission and with the SEC in the U.S.

        The following documents which were filed by TCPL with the Alberta Securities Commission, the Ontario Securities Commission and the SEC are incorporated by reference in this prospectus:

  (i)
  audited comparative consolidated financial statements as at December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014, the notes thereto, and the auditors' report thereon;

  (ii)
  management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2014 (the "2014 MD&A");

  (iii)
  annual information form for the year ended December 31, 2014 dated March 16, 2015 (the "Annual Information Form");

  (iv)
  unaudited interim comparative consolidated financial statements as at March 31, 2015 and for the three month periods ended March 31, 2015 and 2014 and the notes thereto; and

  (v)
  management's discussion and analysis of the financial condition and results of operations as at and for the three month periods ended March 31, 2015 and 2014 (the "Interim MD&A," and together with the 2014 MD&A the "MD&A").

        Any documents of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements and management's discussion and analysis relating thereto, all material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports disclosing additional or updated information subsequently filed by TCPL or the Trust with the Alberta Securities Commission or the Ontario Securities Commission after the date of this prospectus and prior to the completion of the Offering shall be deemed to be incorporated by reference into this prospectus. These documents will be available through the internet on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which can be accessed at www.sedar.com.

        Any statement contained in this prospectus or in a document incorporated, or deemed to be incorporated, by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.

        We will provide without charge to each person to whom this prospectus is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to TransCanada PipeLines Limited, 450 – 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1, Attention: Corporate Secretary, telephone number (403) 920-2000.

        You should rely only on the information contained in or incorporated by reference in this prospectus and on the other information included in the registration statement of which this prospectus forms a part. We and the Trust have not authorized anyone to provide you with different or additional information. The Trust is not making an offer of these Trust Notes — Series 2015-A in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

 WHERE TO FIND MORE INFORMATION

        We and the Trust have filed with the SEC, under the Securities Act, a registration statement on Form F-10 relating to the securities offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a complete description of the matter involved. Under the registration statement, the Trust may sell the Trust Notes — Series 2015-A described in this prospectus. The Trust Notes — Series 2015-A are guaranteed by us on a subordinated basis as described herein and we file annual and quarterly financial information and material change reports, business acquisition reports and other material with the Alberta Securities Commission, the Ontario Securities Commission and with the SEC.

        Under the multi-jurisdictional disclosure system adopted by the U.S., documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. You may read and download any public document that we have filed with the Alberta Securities Commission or the Ontario Securities Commission on SEDAR at www.sedar.com. You may read and copy any document that we have filed with the SEC at the SEC's public reference room in Washington D.C., and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, you may read and download some of the documents that we have filed on EDGAR at www.sec.gov.

 PROSPECTUS SUMMARY

        The following is a summary of the principal features of the Offering and is qualified in its entirety by and should be read in conjunction with the more detailed information appearing elsewhere in this prospectus. Reference is made to the Glossary section for the meaning of certain defined terms.

 THE OFFERING

Issuer:	TransCanada Trust, a unit trust (the "Trust") established under the laws of the Province of Ontario pursuant to the Declaration of Trust.
Offering:	The unsecured, subordinated Trust Notes — Series 2015-A due May 20, 2075 of the Trust (the "Trust Notes — Series 2015-A").

The Trust Notes — Series 2015-A will be issued under a trust indenture (the "Trust Indenture") to be entered into on the Closing Date between the Trust and CST Trust Company, as trustee for the holders of the Trust Notes — Series 2015-A (the "Indenture Trustee"), as supplemented by a first supplemental indenture (the "First Supplemental Indenture") between the Trust, TransCanada PipeLines Limited ("TCPL") and the Indenture Trustee.

Principal Amount of Offering:	U.S.$750,000,000 Trust Notes — Series 2015-A.
Price to Public:	100%.
Issue Date:	On or about May 20, 2015.
Maturity Date:	May 20, 2075.
Specified Denominations:	U.S.$1,000 and integral multiples thereof.
Use of Proceeds:

The gross proceeds to the Trust from the Offering of U.S.$750,000,000 in respect of the Trust Notes — Series 2015-A will be used to acquire the TCPL Sub Notes from TCPL. TCPL, in turn, intends to use the proceeds from the issue of the TCPL Sub Notes for general corporate purposes and to reduce short term indebtedness of TCPL and its affiliates, which short term indebtedness was used to fund TCPL's capital program and for general corporate purposes. TCPL may invest the funds that it does not immediately require in short term marketable debt securities. The Offering will provide TCPL with a cost-effective means of raising capital which qualifies for Basket "C" equity treatment by Moody's and for "Intermediate Equity Credit" by S&P.

Interest:

From the Closing Date to May 20, 2025, the Trust will pay interest on the Trust Notes — Series 2015-A in equal semi-annual installments on May 20 and November 20 of each year. Notwithstanding the foregoing, assuming the Trust Notes — Series 2015-A are issued on May 20, 2015, the first interest payment on the Trust Notes — Series 2015-A on November 20, 2015 will be in the amount of U.S.$28.125 per U.S.$1,000 principal amount of Trust Notes — Series 2015-A. Starting on August 20, 2025, the Trust will pay interest on the Trust Notes — Series 2015-A on every February 20, May 20, August 20 and November 20 of each year during which the Trust Notes — Series 2015-A are outstanding thereafter until May 20, 2075 (each such semi-annual or quarterly date, as applicable, a "Series 2015-A Interest Payment Date").

From the Closing Date to, but excluding, May 20, 2025, the interest rate on the Trust Notes — Series 2015-A will be fixed at 5.625% per annum, payable in arrears. Starting on May 20, 2025, and on every February 20, May 20, August 20 and November 20 of each year during which the Trust Notes — Series 2015-A are outstanding thereafter until May 20, 2075 (each such date, a "Series 2015-A Interest Reset Date"), the interest rate on the Trust Notes — Series 2015-A will be reset as follows: (i) starting on May 20, 2025, on every Series 2015-A Interest Reset Date, until May 20, 2045, the interest rate on the Trust Notes — Series 2015-A will be reset at an interest rate per annum equal to the three month LIBOR plus 3.528%, payable in arrears, with the first payment at such rate being on August 20, 2025 and, (ii) starting on May 20, 2045, on every Series 2015-A Interest Reset Date, until May 20, 2075, the interest rate on the Trust Notes — Series 2015-A will be reset on each Series 2015-A Interest Reset Date at an interest rate per annum equal to the three month LIBOR plus 4.278%, payable in arrears, with the first payment at such rate being on August 20, 2045.

The Trust Notes — Series 2015-A will mature on May 20, 2075. Holders of the Trust Notes — Series 2015-A may, in certain circumstances, be required to apply interest payable on the Trust Notes — Series 2015-A to acquire TCPL Deferral Preferred Shares. See "Deferral Right" below.

TCPL Sub Notes:

The TCPL Sub Notes will be dated as of the Closing Date and will mature on May 20, 2075. From the Closing Date to May 20, 2025, TCPL will pay interest on the TCPL Sub Notes in equal semi-annual installments on May 20 and November 20 of each year. Notwithstanding the foregoing, assuming the TCPL Sub Notes are issued on May 20, 2015, the first interest payment on the TCPL Sub Notes on November 20, 2015 will be in the amount of U.S.$29.375 per U.S.$1,000 principal amount of TCPL Sub Notes. Starting on August 20, 2025, TCPL will pay interest on the TCPL Sub Notes on every February 20, May 20, August 20 and November 20 of each year during which the TCPL Sub Notes are outstanding thereafter until May 20, 2075 (each such semi-annual or quarterly date, as applicable, a "TCPL Sub Note Interest Payment Date").

From the Closing Date to, but excluding, May 20, 2025, the interest rate on the TCPL Sub Notes will be fixed at 5.875% per annum, payable in arrears. Starting on May 20, 2025, and on every February 20, May 20, August 20 and November 20 of each year during which the TCPL Sub Notes are outstanding thereafter until May 20, 2075 (each such date, a "TCPL Sub Notes Interest Reset Date"), the interest rate on the TCPL Sub Notes will be reset as follows: (i) starting on May 20, 2025, on every TCPL Sub Notes Interest Reset Date, until May 20, 2045 the interest rate on the TCPL Sub Notes will be reset at an interest rate per annum equal to the three month LIBOR plus 3.778%, payable in arrears, with the first payment at such rate being on August 20, 2025 and, (ii) starting on May 20, 2045, on every TCPL Sub Notes Interest Reset Date, until May 20, 2075, the interest rate on the TCPL Sub Notes will be reset on each TCPL Sub Notes Interest Reset Date at an interest rate per annum equal to the three month LIBOR plus 4.528%, payable in arrears, with the first payment at such rate being on August 20, 2045.

The TCPL Sub Notes are junior unsecured subordinated obligations of TCPL. The payment of principal and interest on the TCPL Sub Notes will be subordinated in right of payment to the prior payment in full of all present and future TCPL Senior Indebtedness (as described in "Description of the TCPL Sub Notes — Priority of the TCPL Sub Notes"), and will be effectively subordinated to all indebtedness and obligations of TCPL's subsidiaries.

In addition to the TCPL Sub Notes, the Trust may acquire other Trust Assets from time to time. The proceeds from the subscription by TCPL, directly or indirectly, for Voting Trust Units of U.S.$5,001,000 pursuant to agreements between TCPL and the Trust (the "Subscription Agreements") will be used by the Trust to pay its expenses of the Offering. To the extent there is a funding shortfall, the Trust will borrow the necessary amount from TCPL under the Credit Facility.

Deferral Right:

Pursuant to the Assignment and Set-Off Agreement, on each Series 2015-A Interest Payment Date in respect of which a Deferral Event has occurred (each a "Deferral Date") in respect of the Trust Notes — Series 2015-A, interest payable on Trust Notes — Series 2015-A will be applied on behalf of holders of Trust Notes — Series 2015-A to acquire TCPL Deferral Preferred Shares. A new series of TCPL Deferral Preferred Shares will be issued in respect of each Deferral Date. The subscription amount of each TCPL Deferral Preferred Share will be an amount equal to U.S.$1,000, and the number of TCPL Deferral Preferred Shares subscribed for on each Deferral Date (including fractional shares, if applicable) will be calculated by dividing the amount of the interest payment on the Trust Notes — Series 2015-A on the applicable Deferral Date, by U.S.$1,000. For greater certainty, whether or not a Deferral Event has occurred in respect of a particular Series 2015-A Interest Payment Date will be determined prior to the commencement of the Series 2015-A Interest Period ending on the day immediately preceding such Series 2015-A Interest Payment Date.

A Deferral Event in respect of the Trust Notes — Series 2015-A will occur in circumstances where: (i) TCPL has failed to declare cash dividends on all of the outstanding TCPL Preferred Shares, if any, consistent with TCPL's dividend practice in effect from time to time with respect to TCPL Preferred Shares (other than a failure to declare dividends on such shares during a Dividend Restricted Period) in each case in the last 90 days preceding the commencement of the Series 2015-A Interest Period ending on the day preceding the relevant Series 2015-A Interest Payment Date (a "Missed Dividend Deferral Event"); or (ii) TCPL elects, at its sole option, prior to the commencement of the Series 2015-A Interest Period ending on the day preceding the relevant Series 2015-A Interest Payment Date, that holders of the Trust Notes — Series 2015-A apply interest paid on such Trust Notes — Series 2015-A on the relevant Series 2015-A Interest Payment Date to acquire TCPL Deferral Preferred Shares (an "Other Deferral Event"). There is no limit on the number of Deferral Events that may occur.

Upon a Deferral Event, TCPL reserves the right not to issue TCPL Deferral Preferred Shares to an Ineligible Person. In such circumstances, the Indenture Trustee will hold all TCPL Deferral Preferred Shares, which would otherwise be delivered to Ineligible Persons, as agent for Ineligible Persons, and the Indenture Trustee will attempt to sell such TCPL Deferral Preferred Shares (to parties other than TCPL and its affiliates) on behalf of the Ineligible Persons.

See "Description of the Trust Securities — Trust Notes — Series 2015-A — Deferral Right".
Dividend Stopper Undertaking:

Pursuant to an Assignment and Set-Off Agreement among the Trust, TCPL, TransCanada Corporation ("TCC") and the Indenture Trustee (the "Assignment and Set-Off Agreement"), TCC and TCPL will covenant for the benefit of holders of the Trust Notes — Series 2015-A that, in the event of a Deferral Event, in the period commencing on the relevant Deferral Date to, but excluding, the first day of the applicable Dividend Declaration Resumption Month: (i) neither TCC nor TCPL will declare dividends of any kind on any of the Dividend Restricted Shares, as applicable; and (ii) neither TCC, TCPL nor any subsidiary of TCC or TCPL may redeem any Dividend Restricted Shares (other than TCPL Deferral Preferred Shares) or make any payment to holders of any of the Dividend Restricted Shares in respect of dividends not declared or paid on such Dividend Restricted Shares, and neither TCC nor TCPL nor any subsidiary of TCC or TCPL may purchase any Dividend Restricted Shares. It is in the interest of TCPL and TCC to ensure, to the extent within their control, that the Trust pays the interest to holders of the Trust Notes — Series 2015-A in cash on each Series 2015-A Interest Payment Date so as to avoid triggering the Dividend Stopper Undertaking. See "Description of the Trust Securities — Trust Notes — Series 2015-A — Dividend Stopper Undertaking" and "Risk Factors".

TCPL Deferral Preferred Shares:

The TCPL Deferral Preferred Shares will carry the right to receive fixed quarterly cumulative preferential cash dividends, if, as and when declared by the Board of Directors, subject to the Canada Business Corporations Act, at the Perpetual Preferred Share Rate, subject to any applicable withholding tax. The TCPL Deferral Preferred Shares would rank pari passu with other outstanding first preferred shares of TCPL, if any. See "Description of TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares".

Automatic Exchange:

The Trust Notes — Series 2015-A, including accrued and unpaid interest thereon, will be exchanged automatically (the "Automatic Exchange"), without the consent of the holder thereof, for the right to be issued newly issued TCPL Exchange Preferred Shares upon the occurrence of: (i) the making by TCC or TCPL of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada), (ii) any proceeding instituted by TCC or TCPL seeking to adjudicate it a bankrupt or insolvent or seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy, insolvency or reorganization, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for TCC or TCPL or any substantial part of its property and assets in circumstances where TCC or TCPL, as applicable, is adjudged a bankrupt or insolvent, (iii) a receiver, interim receiver, trustee or other similar official is appointed over TCC or TCPL or for any substantial part of its property and assets by a court of competent jurisdiction in circumstances where TCC or TCPL, as applicable, is adjudged a bankrupt or insolvent; or (iv) any proceeding is instituted against TCC or TCPL seeking to adjudicate it a bankrupt or insolvent or seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy, insolvency or reorganization, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for TCC or TCPL or any substantial part of its property and assets in circumstances where TCC or TCPL, as applicable, is adjudged a bankrupt or insolvent, and either such proceeding has not been stayed or dismissed within sixty (60) days of the institution of any such proceeding or the actions sought in such proceedings occur, including the entry of an order for relief against TCC or TCPL or the appointment of a receiver, interim receiver, trustee, or other similar official for it or for any substantial part of its property and assets (each, a "Automatic Exchange Event"). The Automatic Exchange shall occur as of 8:00 a.m. (Eastern time) (the "Exchange Time") on the date that an Automatic Exchange Event occurs. Pursuant to a Share Exchange Agreement between the Trust, TCPL and the Exchange Trustee (the "Share Exchange Agreement"), the

holders of the Trust Notes — Series 2015-A will receive the right to be issued one TCPL Exchange Preferred Share for each U.S.$1,000 principal amount of Trust Notes — Series 2015-A together with the number of TCPL Exchange Preferred Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Trust Notes — Series 2015-A to, but excluding, the date the Automatic Exchange Event occurs, by U.S.$1,000, which right will be immediately and automatically exercised. Following the Automatic Exchange, holders of the Trust Notes — Series 2015-A immediately prior to the Automatic Exchange will cease to have any claim or entitlement to interest or principal against the Trust or any other rights as holders of the Trust Notes — Series 2015-A, including under the subordinated guarantee by TCPL. Holders of the Trust Notes — Series 2015-A will individually be bound by the Automatic Exchange, acting through the Exchange Trustee, on the basis contemplated by the Share Exchange Agreement.

Upon an Automatic Exchange, TCPL reserves the right not to issue TCPL Exchange Preferred Shares to an Ineligible Person. In such circumstance, the Exchange Trustee will hold all TCPL Exchange Preferred Shares, which would otherwise be delivered to Ineligible Persons, as agent for Ineligible Persons and the Exchange Trustee will attempt to sell such TCPL Exchange Preferred Shares (to parties other than TCPL and its affiliates) on behalf of such Ineligible Persons.

If, following the occurrence of an Automatic Exchange Event, any Trust Notes — Series 2015-A remain outstanding and are not owned by TCPL or an affiliate of TCPL, the Trust will redeem each U.S.$1,000 principal amount of Trust Notes — Series 2015-A not so owned for consideration consisting of one TCPL Exchange Preferred Share together with the number of TCPL Exchange Preferred Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on such Trust Notes — Series 2015-A to, but excluding, the date the Automatic Exchange Event occurs, by U.S.$1,000. It is in the interests of TCPL to ensure that an Automatic Exchange does not occur, although the events that could give rise to an Automatic Exchange, namely the occurrence of an Automatic Exchange Event, may be beyond TCPL's control. See "Description of the Trust Securities — Trust Notes — Series 2015-A — Automatic Exchange", "Description of the TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares" and "Risk Factors".

TCPL Exchange Preferred Shares:

The TCPL Exchange Preferred Shares will carry the right to receive fixed quarterly cumulative preferential cash dividends, if, as and when declared by the Board of Directors, subject to the Canada Business Corporations Act, at the Perpetual Preferred Share Rate, subject to any applicable withholding tax. The TCPL Exchange Preferred Shares would rank pari passu with other outstanding first preferred shares of TCPL, if any. See "Description of TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares".

Trust Redemption Right:

On or after May 20, 2025, the Trust may, at its option, or at the direction of TCPL, on giving not more than 60 nor less than 30 days' notice to the holders of the Trust Notes — Series 2015-A, redeem the Trust Notes — Series 2015-A, in whole at any time or in part from time to time on any Series 2015-A Interest Payment Date. The redemption price per U.S.$1,000 principal amount of Trust Notes — Series 2015-A redeemed on any Series 2015-A Interest Payment Date will be par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. The redemption price payable by the Trust will be paid from the redemption proceeds it receives from TCPL upon redemption of TCPL Sub Notes. Trust Notes — Series 2015-A that are redeemed shall be cancelled and shall not be reissued. See "Description of the Trust Securities — Trust Notes — Series 2015-A — Trust Redemption Right".

Redemption on Tax or Rating Event:

Upon the occurrence of, or any time following the occurrence of, a Rating Event or a Tax Event, the Trust may, at its option, redeem all (but not less than all) of the Trust Notes — Series 2015-A at a redemption price per U.S.$1,000 principal amount of the Trust Notes — Series 2015-A equal to par (in the case of a Tax Event) and par plus $20 (in the case of a Rating Event), together with accrued and unpaid interest to but excluding the date fixed for redemption. See "Description of the Trust Securities — Trust Notes — Series 2015-A — Redemption on Rating Event or Tax Event".

Purchase for Cancellation:

The Trust Notes — Series 2015-A may be purchased, in whole or in part, by the Trust, at the direction of TCPL, in the open market or by tender or private contract. Trust Notes — Series 2015-A purchased by the Trust shall be cancelled and shall not be reissued. The purchase price payable by the Trust will be paid in cash.

Guarantee by TCPL:

TCPL will guarantee, on a subordinated basis, the due and punctual payment of the principal amount of and interest on (including interest on the amount in default) the Trust Notes — Series 2015-A and performance by the Trust of all the Trust's obligations to the holders of the Trust Notes — Series 2015-A pursuant to the Share Exchange Agreement and the Assignment and Set-Off Agreement.

See "Description of the Trust Securities — Trust Notes — Series 2015-A — Guarantee by TCPL".

The payment of principal and interest under TCPL's guarantee of the Trust Notes — Series 2015-A will be subordinated in right of payment to the prior payment in full of all present and future Guarantor Senior Indebtedness (as described in "Description of the Trust Securities — Trust Notes — Series 2015-A — Guarantee by TCPL"), and will be effectively subordinated to all indebtedness and obligations of TCPL's subsidiaries.

Additional TCPL Covenants:

In addition to the Dividend Stopper Undertaking, TCPL will covenant for the benefit of the holders of the Trust Notes — Series 2015-A, pursuant to the Share Exchange Agreement or the Assignment and Set-Off Agreement, as the case may be, that:

(i) all of the outstanding Voting Trust Units will be held at all times, directly or indirectly, by TCPL;
(ii) as long as any Trust Notes — Series 2015-A are outstanding and held by any person other than TCPL or an affiliate of TCPL, TCPL will not take any action to cause the termination of the Trust;

(iii)  TCPL will not create or issue any TCPL Preferred Shares which, in the event of insolvency or winding-up of TCPL, would rank in right of payment in priority to the TCPL Exchange Preferred Shares or the TCPL Deferral Preferred Shares;

(iv)  TCPL will not assign or otherwise transfer its obligations under the Share Exchange Agreement or the Assignment and Set-Off Agreement, except in the case of a merger, consolidation, amalgamation or reorganization or a sale of substantially all of the assets of TCPL;

(v)   if the Trust Notes — Series 2015-A have not been exchanged for rights to be issued TCPL Exchange Preferred Shares following the Automatic Exchange, TCPL will not, without the approval of the holders of the Trust Notes — Series 2015-A, amend, delete or vary any terms attaching to the TCPL Exchange Preferred Shares other than amendments, deletions or variations which do not negatively impact future holders of TCPL Exchange Preferred Shares and amendments that relate to the preferred shares of TCPL as a class; and

(vi)  prior to the issuance of any TCPL Deferral Preferred Shares in respect of a Deferral Event, TCPL will not, without the approval of the holders of the Trust Notes — Series 2015-A, amend, delete or vary any terms attaching to the TCPL Deferral Preferred Shares other than amendments, deletions or variations which do not negatively impact future holders of TCPL Deferral Preferred Shares and amendments that relate to the preferred shares of TCPL as a class.

Subordination and Events of Default:

The Trust Notes — Series 2015-A will be unsecured obligations of the Trust. The payment of principal and interest on the Trust Notes — Series 2015-A will be subordinated in right of payment to the prior payment in full of all present and future Issuer Senior Indebtedness (as described in "Description of the Trust Securities — Trust Notes — Series 2015-A — Subordination"), and will be effectively subordinated to all indebtedness and obligations of any subsidiaries of the Trust.

An event of default in respect of the Trust Notes — Series 2015-A will occur if the Trust or TCPL becomes insolvent or bankrupt or, subject to certain exceptions, resolves to wind up or liquidate or is ordered wound up or liquidated or is otherwise dissolved by operation of law. See "Description of Trust Securities — Trust Notes — Series 2015-A — Events of Default".

The subordination provisions and the event of default provisions of the Trust Notes — Series 2015-A as described herein are not likely to be relevant to the holders of the Trust Notes — Series 2015-A in their capacity as creditors of the Trust since, upon the occurrence of an Automatic Exchange Event, the Automatic Exchange provisions of the Trust Notes — Series 2015-A will result in the Trust Notes — Series 2015-A being exchanged for the right to be issued TCPL Exchange Preferred Shares effective as of the Exchange Time, which right will be immediately and automatically exercised. See "Description of the Trust Securities — Trust Notes — Series 2015-A — Automatic Exchange" and "Risk Factors".

If an event of default has occurred and is continuing, and the Trust Notes — Series 2015-A have not already been automatically exchanged for the right to be issued TCPL Exchange Preferred Shares, the Indenture Trustee may, in its discretion and shall upon the request of holders of not less than one-quarter of the principal amount of Trust Notes — Series 2015-A then outstanding under the Trust Indenture, declare the principal of and interest on all outstanding Trust Notes — Series 2015-A to be immediately due and payable. There will be no right of acceleration in the case of a default in the performance of any covenant of the Trust or TCPL in the Trust Indenture, although a legal action could be brought to enforce such covenant.

Payment of Additional Amounts

All payments made by or on account of any obligation of the Trust under or with respect to the Trust Notes — Series 2015-A, or by or on account of any obligation of TCPL under or with respect to its guarantee of the Trust Notes — Series 2015-A, shall be made without withholding or deduction for Canadian Taxes, unless required by law or the interpretation or administration thereof, in which case the Trust or TCPL shall pay such additional amounts as may be necessary so that the net amount received by holders of the Trust Notes — Series 2015-A (other than certain excluded holders) shall not be less than the amount such holders would have received if such

Canadian Taxes had not been withheld or deducted, subject to certain exceptions. See "Description of the Trust Securities — Trust Notes — Series 2015-A — Payment of Additional Amounts".
Conflicts of Interest

TCPL may have outstanding short term indebtedness owing to certain of the Underwriters and affiliates of such Underwriters, a portion of which TCPL may repay with the net proceeds from the sale of the TCPL Sub Notes. See "Use of Proceeds". As a result, one or more of such Underwriters or their affiliates may receive more than 5% of the net proceeds from the offering of the Trust Notes — Series 2015-A in the form of the repayment of such indebtedness. Accordingly, the offering of the Trust Notes — Series 2015-A is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, because the conditions of Rule 5121(a)(1)(C) are satisfied.

Book-Entry Only Form:

The Trust Notes — Series 2015-A will be issued under the book-entry only system operated by The Depository Trust Company or its nominees (the "Clearing Agency") and must be purchased or transferred through participants (collectively, "Participants") in the depository service of the Clearing Agency. Participants include securities brokers and dealers, banks and trust companies. Accordingly, physical certificates representing the Trust Notes — Series 2015-A will not be available except in the limited circumstances described under "Description of the Trust Securities — Trust Notes — Series 2015-A — Book-Entry Only Form".

Voting Trust Units:	On or prior to the closing of the Offering, TCPL will subscribe for Voting Trust Units. See "Description of the Trust Securities — The Voting Trust Units".

THE TRUST

        The Trust is a unit trust established under the laws of Ontario by the Trustee pursuant to the Declaration of Trust. The Trust has been formed for the purpose of issuing debt securities, including the Trust Notes — Series 2015-A and to acquire and hold the Trust Assets that will generate funds for payment of principal, interest, the redemption price and the amount payable on purchase for cancellation, if any, and any other amounts, in respect of its debt securities, including the Trust Notes — Series 2015-A. Immediately after the issuance by the Trust of the Trust Notes — Series 2015-A pursuant to the Offering, the subscription by TCPL for the Voting Trust Units and the purchase by the Trust of the TCPL Sub Notes, the Trust will have approximately U.S.$755,001,000 in Trust Assets, U.S.$750,000,000 of capital attributable to the Trust Notes — Series 2015-A and U.S.$5,001,000 of capital attributable to the Voting Trust Units.

RISK FACTORS

        The purchase of Trust Notes — Series 2015-A is subject to certain risks including the following: (i) an investment in Trust Notes — Series 2015-A could be replaced, in certain circumstances without the consent of the holder, by an investment in TCPL Exchange Preferred Shares and holders may in certain circumstances be required to apply interest payable on the Trust Notes — Series 2015-A to acquire TCPL Deferral Preferred Shares; (ii) there can be no assurance that an active trading market in the Trust Notes — Series 2015-A will develop or be sustained or that the Trust Notes — Series 2015-A may be resold at or above the initial public offering price; and (iii) the Trust Indenture does not contain any provision limiting the ability of the Trust to incur indebtedness generally. See "Risk Factors".

 GLOSSARY

  In this prospectus, unless the context otherwise requires:

        2014 MD&A means TCPL's management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2014.

        Administration Agreement means the agreement between the Trust and TCPL pursuant to which TCPL, or any successor thereto, will serve as Administrative Agent to the Trust.

        Administrative Agent means TCPL, or any successor thereto, in its capacity as administrative agent to the Trust pursuant to the Administration Agreement.

        Annual Information Form means the annual information form of TCPL for the year ended December 31, 2014 dated March 16, 2015.

        Assignment and Set-Off Agreement means the agreement to be entered into among the Trust, TCC, TCPL and the Indenture Trustee, as bare trustee and nominee on behalf of the holders of the Trust Notes — Series 2015-A, pursuant to which, among other things, the Deferral Event Subscription is granted.

        Automatic Exchange means the automatic exchange of the Trust Notes — Series 2015-A for the right to be issued newly issued TCPL Exchange Preferred Shares upon the occurrence of an Automatic Exchange Event.

        Automatic Exchange Event means an event giving rise to the Automatic Exchange, being the occurrence of any one of the following: (i) the making by TCC or TCPL of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada); (ii) any proceeding instituted by TCC or TCPL seeking to adjudicate it a bankrupt or insolvent or seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy, insolvency or reorganization, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for TCC or TCPL or any substantial part of its property and assets in circumstances where TCC or TCPL, as applicable, is adjudged a bankrupt or insolvent; (iii) a receiver, interim receiver, trustee or other similar official is appointed over TCC or TCPL or for any substantial part of its property and assets by a court of competent jurisdiction in circumstances where TCC or TCPL, as applicable, is adjudged a bankrupt or insolvent; or (iv) any proceeding is instituted against TCC or TCPL seeking to adjudicate it a bankrupt or insolvent or seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy, insolvency or reorganization, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for TCC or TCPL or any substantial part of its property and assets in circumstances where TCC or TCPL, as applicable, is adjudged a bankrupt or insolvent, and either such proceeding has not been stayed or dismissed within sixty (60) days of the institution of any such proceeding or the actions sought in such proceedings occur (including the entry of an order for relief against TCC or TCPL or the appointment of a receiver, interim receiver, trustee, or other similar official for it or for any substantial part of its property and assets).

        Board of Directors means the board of directors of TCPL.

        Business Day means a day on which TCPL, the Trustee and the Indenture Trustee are open for business in the City of Calgary, Alberta, other than a Saturday, Sunday or any statutory or civic holiday in the City of Toronto, Ontario, the City of Calgary, Alberta and the City of New York, New York.

        Clearing Agency means the Depository Trust Company.

        Clearing Agency Procedures mean the customary practices and procedures of the Clearing Agency.

        Code means the Internal Revenue Code of 1986, as amended.

        Closing Date means the date of closing of the Offering which date is expected to be on or about May 20, 2015, or such other date not later than May 25, 2015 as the Trust, TCPL and the Underwriters may agree.

        CRA means Canada Revenue Agency.

        Credit Facility means the unsecured credit facility to be provided by TCPL to the Trust.

        Declaration of Trust means the declaration of trust made by the Trustee dated September 16, 2014 to establish the Trust, as amended and restated from time to time.

        Deferral Date means a Series 2015-A Interest Payment Date in respect of which a Deferral Event has occurred and is continuing.

        Deferral Event in respect of the Series 2015-A Interest Payment Date means either a Missed Dividend Deferral Event or an Other Deferral Event.

        Deferral Event Subscription means the right and obligation of TCPL to issue TCPL Deferral Preferred Shares, and the corresponding right and obligation of holders of the Trust Notes — Series 2015-A, pursuant to the Assignment and Set-Off Agreement, to subscribe for TCPL Deferral Preferred Shares, in each case, using interest paid on the Trust Notes — Series 2015-A or the right to receive a payment of interest on the Trust Notes — Series 2015-A upon the occurrence of a Deferral Event.

        Deferral Event Subscription Proceeds means the subscription proceeds payable by a holder of the Trust Notes — Series 2015-A to TCPL in connection with a Deferral Event Subscription.

        Deferral Event Subscription Proceeds Assignment means the assignment of all right, title and interest to the Deferral Event Subscription Proceeds as described in "Description of the Trust Securities — Trust Notes — Series 2015-A — Deferral Right".

        Dividend Declaration Resumption Month means the month following the first day on which, after TCPL Deferral Preferred Shares have been issued, no TCPL Deferral Preferred Shares are outstanding, being the month in which TCPL and TCC may resume declaring dividends on the TCPL Dividend Restricted Shares and TCC Dividend Restricted Shares, respectively.

        Dividend Restricted Period means the period from and including a Deferral Date to, but excluding, the first day of the applicable Dividend Declaration Resumption Month.

        Dividend Restricted Shares means, collectively, any TCC Preferred Shares or, if no TCC Preferred Shares are then outstanding, the Common Shares of TCC and any TCPL Preferred Shares or, if no TCPL Preferred Shares are then outstanding, the Common Shares of TCPL, being the shares that are subject to the Dividend Stopper Undertaking.

        Dividend Stopper Undertaking means the covenant of TCC and TCPL set out in the Assignment and Set-Off Agreement, for the benefit of the holders of the Trust Notes — Series 2015-A, to refrain from declaring dividends of any kind on the Dividend Restricted Shares during the Dividend Restricted Period.

        Exchange Time means the time at which the Automatic Exchange will be effective, being 8:00 a.m. (Eastern Time) on the date that an Automatic Exchange Event occurs.

        Exchange Trustee means CST Trust Company which acts as trustee for the holders of the Trust Notes — Series 2015-A, pursuant to the Share Exchange Agreement or such other successor trustee as may be appointed from time to time pursuant to the Share Exchange Agreement.

        Extraordinary Resolution means (i) the written consent of holders of not less than a majority of the aggregate principal amount of the Trust Notes — Series 2015-A; or (ii) an extraordinary resolution proposed at a meeting of holders of the Trust Notes — Series 2015-A where holders of not less than a majority of the aggregate principal amount of the Trust Notes — Series 2015-A are represented in person or by proxy (or a lesser amount of holders if such meeting has been dissolved and reconvened due to failure to achieve quorum in the manner specified in the Trust Indenture) and passed by the favourable votes of holders of the Trust Notes — Series 2015-A representing not less than 66 2/3% of the aggregate principal amount of the Trust Notes — Series 2015-A represented at the meeting.

        Guarantor Senior Indebtedness means obligations (other than non-recourse obligations, the obligations under the guarantee of the Trust Notes — Series 2015-A or any other obligations specifically designated as being subordinate in right of payment to Guarantor Senior Indebtedness) of, or guaranteed or assumed by, TCPL for borrowed money or evidenced by bonds, debentures or notes or obligations of TCPL for or in respect of bankers' acceptances (including the face amount thereof), letters of credit and letters of guarantee (including all reimbursement obligations in respect of each of the forgoing) or other similar instruments, and amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation.

        Indenture Trustee means CST Trust Company, acting as trustee for the holders of the Trust Notes — Series 2015-A pursuant to the Trust Indenture or such other successor trustee as may be appointed from time to time pursuant to the Trust Indenture.

        Ineligible Person means any person whose address is in, or whom the Trust or TCPL or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada and the U.S. to the extent that: (i) the issuance or delivery by TCPL or the Trust to such person, upon an Automatic Exchange or Deferral Event, of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares, as applicable, would require TCPL or the Trust to take any action to comply with securities or analogous laws of such jurisdiction; or (ii) withholding tax would be applicable in connection with the delivery to such person of TCPL Exchange Preferred Shares upon an Automatic Exchange.

        Initial Trust Assets means the TCPL Sub Notes to be acquired by the Trust on the Closing Date pursuant to the TCPL Sub Note Purchase Agreement.

        Interim MD&A means TCPL's management's discussion and analysis of the financial condition and results of operations as at and for the three month period ended March 31, 2015 and 2014.

        Issuer Senior Indebtedness means obligations (other than non-recourse obligations, trust notes issued under the Trust Indenture or any other obligations specifically designated as being subordinate in right of payment to Issuer Senior Indebtedness) of, or guaranteed or assumed by, the Trust for borrowed money or evidenced by bonds, debentures or notes or obligations of the Trust for or in respect of bankers' acceptances (including the face amount thereof), letters of credit and letters of guarantee (including all reimbursement obligations in respect of each of the forgoing) or other similar instruments, and amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation.

        LIBOR means, for any Series 2015-A Interest Period, the rate for U.S. dollar borrowings appearing on page LIBOR01 of the Reuters Service (or on any successor or substitute page of such Service, or any successor to or substitute for such Service providing rate quotations comparable to those currently provided on such page of such Service, as determined by the Trust from time to time for purposes of providing quotations of interest rates applicable to U.S. dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Series 2015-A Interest Period, as the rate for U.S. Dollar deposits with a maturity comparable to such Series 2015-A Interest Period. In the event that such rate is not available at such time for any reason, then "LIBOR" for such Series 2015-A Interest Period shall be the rate at which U.S. dollar deposits of U.S.$5,000,000 and for a maturity comparable to such Series 2015-A Interest Period are offered by the principal London office of an agent selected by the Trust in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Series 2015-A Interest Period.

        MD&A means the Interim MD&A together with the 2014 MD&A.

        Missed Dividend Deferral Event means the failure of TCPL, other than during a Dividend Restricted Period, to declare cash dividends on TCPL Preferred Shares, if any, consistent with TCPL's dividend practice in effect from time to time with respect to TCPL Preferred Shares, in each case in the last 90 days preceding the commencement of the Series 2015-A Interest Period ending on the day preceding the relevant Series 2015-A Interest Payment Date.

        Moody's means Moody's Investors Service, Inc.

        Non-Resident Holder means a holder of Trust Notes — Series 2015-A who acquires Trust Notes — Series 2015-A under the Offering and who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada, deals at arm's length with and is not affiliated with TCPL or the Trust or any of their respective affiliates and holds Trust Notes — Series 2015-A, any TCPL Exchange Preferred Shares and any TCPL Deferral Preferred Shares as capital property.

        Offering means the offering of Trust Notes — Series 2015-A by the Trust pursuant to this prospectus and the U.S. registration statement on Form F-10 filed with the SEC of which this prospectus forms a part.

        Other Deferral Event means the election by TCPL, at its sole option, prior to the commencement of the Series 2015-A Interest Period ending on the day preceding the relevant Series 2015-A Interest Payment Date, that the holders of the Trust Notes — Series 2015-A apply interest paid on the Trust Notes — Series 2015-A on the relevant Series 2015-A Interest Payment Date to acquire TCPL Deferral Preferred Shares.

        Participants means the participants in the depository service of the Clearing Agency.

        Perpetual Preferred Share Rate means the interest rate per annum applicable to the Trust Notes — Series 2015-A, from time to time: (i) in the case of TCPL Exchange Preferred Shares, at the Exchange Time; or (ii) in the case of TCPL Deferral Preferred Shares, on the date of issuance of each series of TCPL Deferral Preferred Shares.

        Rating Event means that the Trust or TCPL has received confirmation from S&P or Moody's that due to (i) any amendment to, clarification of, or change in hybrid capital methodology or a change in the interpretation thereof, in each case occurring or becoming effective after the date of issue of the Trust Notes — Series 2015-A; or (ii) the application of a different hybrid capital methodology or set of criteria by S&P or Moody's after the date of issue of the Trust Notes — Series 2015-A (due to changes in the rating previously assigned to the Trust and/or TCPL or for any other reasons), the Trust Notes — Series 2015-A will no longer be eligible for the same or a higher amount of "equity credit" (or such other nomenclature that S&P or Moody's may then use to describe "equity credit") attributed to the Trust Notes — Series 2015-A on the date of issue of the Trust Notes — Series 2015-A.

        S&P means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies Inc.

        SEC means the United States Securities and Exchange Commission.

        Securities Act means the United States Securities Act of 1933, as amended.

        Series 2015-A Interest Payment Date means, prior to and including May 20, 2025, May 20 and November 20, and after May 20, 2025, February 20, May 20, August 20 and November 20, of each such year during which any Trust Notes — Series 2015-A are outstanding.

        Series 2015-A Interest Period means, initially, the period from and including the Closing Date to, but excluding, November 20, 2015 and thereafter from and including each Series 2015-A Interest Payment Date to, but excluding, the next following Series 2015-A Interest Payment Date.

        Series 2015-A Interest Reset Date means May 20, 2025 and every February 20, May 20, August 20, and November 20 thereafter until May 20, 2075 on which dates the interest rate on the Trust Notes — Series 2015-A will be reset.

        Share Exchange Agreement means the share exchange agreement to be entered into on the Closing Date among the Trust, TCPL and the Exchange Trustee providing for, among other things, the respective rights and obligations of the Trust, TCPL and the holders of the Trust Notes — Series 2015-A with respect to the automatic exchange of Trust Notes — Series 2015-A for rights to be issued TCPL Exchange Preferred Shares upon an Automatic Exchange.

        Subscription Agreements means the agreement entered into on December 15, 2014 and the agreement to be entered into on or before the Closing Date between TCPL and the Trust pursuant to which TCPL directly or indirectly has subscribed and will subscribe for Voting Trust Units.

        Subscription Right means the right granted by TCPL to the Trust pursuant to the Share Exchange Agreement to subscribe for TCPL Exchange Preferred Shares for the sole benefit of the holders of the Trust Notes — Series 2015-A so as to enable the Trust to redeem the Trust Notes — Series 2015-A, if any, remaining outstanding and that are not owned by TCPL or an affiliate of TCPL following an Automatic Exchange Event for TCPL Exchange Preferred Shares.

        Tax Act means the Income Tax Act (Canada).

        Tax Event means the Trust, TCC or TCPL has received an opinion of independent counsel of a nationally recognized law firm in Canada or the U.S. experienced in such matters (who may be counsel to the Trust, TCC or TCPL) to the effect that, as a result of, (i) any amendment to, clarification of, or change (including any announced prospective change) in, the laws, or any regulations thereunder, or any application or interpretation thereof, of Canada or the U.S. or any political subdivision or taxing authority thereof or therein, affecting taxation; (ii) any judicial decision, administrative pronouncement, published or private ruling, regulatory procedure, rule, notice, announcement, assessment or reassessment (including any notice or announcement of intent to adopt or issue such decision, pronouncement, ruling, procedure, rule, notice, announcement, assessment or reassessment) (collectively, an "administrative action"); or (iii) any amendment to, clarification of, or change in, the official position with respect to or the interpretation of any administrative action or any interpretation or pronouncement that provides for a position with respect to such administrative action that differs from the theretofore generally accepted position, in each of case (i), (ii) or (iii), by any legislative body, court, governmental authority or agency, regulatory body or taxing authority, irrespective of the manner in which such amendment, clarification, change, administrative action, interpretation or pronouncement is made known, which amendment, clarification, change or administrative action is effective or which interpretation, pronouncement or administrative action is announced on or after the date of issue of the Trust Notes — Series 2015-A, there is more than an insubstantial risk (assuming any proposed or announced amendment, clarification, change, interpretation, pronouncement or administrative action is effective and applicable) that (A) the Trust, TCC or TCPL is, or may be, subject to more than a de minimus amount of additional taxes, duties or other governmental charges or civil liabilities because the treatment of any of its items of income, taxable income, expense, taxable capital or taxable paid-up capital with respect to the Trust Notes — Series 2015-A (including the treatment by the Trust, TCC or TCPL of interest on the TCPL Sub Notes or the Trust Notes — Series 2015-A) or the treatment of the TCPL Sub Notes or other property of the Trust, as or as would be reflected in any tax return or form filed, to be filed, or otherwise could have been filed, will not be respected by a taxing authority, (B) the Trust is, or will be, subject to more than a de minimus amount of taxes, duties or other governmental charges or civil liabilities, or (C) any payment of interest, consideration or otherwise in respect of the

TCPL Sub Notes or Trust Notes — Series 2015-A gives rise to more than a de minimus amount of withholding tax for the Trust, TCC or TCPL and/ or that results in the requirement to pay more than a de minimus amount of Additional Amounts (as defined herein).

        Tax Proposals means all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this prospectus.

        TCC means TransCanada Corporation, a corporation existing under the Canada Business Corporations Act.

        TCC Common Shares means the common shares of TCC.

        TCC Preferred Shares means any preferred shares of TCC.

        TCPL, we, us, our or the Corporation means TransCanada PipeLines Limited, a corporation existing under the Canada Business Corporations Act.

        TCPL Common Shares means the common shares of TCPL.

        TCPL Deferral Preferred Shares means each series of first preferred shares of TCPL, as authorized by the Board of Directors, to be issued to holders of the Trust Notes — Series 2015-A in respect of each Deferral Event.

        TCPL Exchange and Deferral Preferred Shares means, collectively, the TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares.

        TCPL Exchange Preferred Shares means the applicable series of first preferred shares of TCPL, as authorized by the Board of Directors, to be issued by TCPL following an Automatic Exchange under the Share Exchange Agreement.

        TCPL Preferred Shares means the preferred shares of TCPL (including the TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares).

        TCPL Senior Indebtedness means obligations (other than non-recourse obligations, the TCPL Sub Notes or any other obligations specifically designated as being subordinate in right of payment to TCPL Senior Indebtedness) of, or guaranteed or assumed by, TCPL for borrowed money or evidenced by bonds, debentures or notes or obligations of TCPL for or in respect of bankers' acceptances (including the face amount thereof), letters of credit and letters of guarantee (including all reimbursement obligations in respect of each of the forgoing) or other similar instruments, and amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation.

        TCPL Sub Note Interest Payment Date means, prior to and including May 20, 2025, May 20 and November 20, and, after May 20, 2025, February 20, May 20, August 20 and November 20, of each such year during which any TCPL Sub Notes are outstanding.

        TCPL Sub Note Interest Period means, initially, the period from and including the Closing Date to but excluding November 20, 2015 and thereafter from and including each TCPL Sub Note Interest Payment Date to, but excluding, the next following TCPL Sub Notes Interest Payment Date.

        TCPL Sub Note Interest Reset Date means May 20, 2025 and every February 20, May 20, August 20, and November 20 thereafter until May 20, 2075 on which dates the interest rate on the TCPL Sub Notes will be reset.

        TCPL Sub Note Purchase Agreement means the purchase agreement to be entered into between TCPL and the Trust on or about the Closing Date providing for the purchase by the Trust of the TCPL Sub Notes.

        TCPL Sub Note Trust Indenture means the trust indenture to be entered into between TCPL and Computershare Trust Company of Canada on the Closing Date providing for the issuance of the TCPL Sub Notes, as supplemented by the First Supplemental Sub Note Indenture to be entered into on the Closing Date among TCPL and Computershare Trust Company of Canada, as amended, restated or supplemented from time to time.

        TCPL Sub Notes means the junior subordinated unsecured notes dated as of the Closing Date issued by TCPL to the Trust pursuant to the TCPL Sub Note Trust Indenture in order to generate funds for payment of the principal, interest, the redemption price and the amount payable on purchase for cancellation, if any, and any other amounts, in respect of the Trust's debt securities, including the Trust Notes — Series 2015-A.

        Trust means TransCanada Trust, the issuer of the Trust Securities.

        Trust Assets means the Initial Trust Assets and any other cash, securities and other property held by the Trustee on behalf of the Trust from time to time.

        Trust Indenture means the trust indenture to be entered into on the Closing Date between the Trust and the Indenture Trustee, providing for the issuance of debt securities by the Trust, as supplemented by the First Supplemental Indenture to be entered into on the Closing Date among the Trust, TCPL, and the Indenture Trustee, and as amended, restated or supplemented from time to time.

        Trust Notes — Series 2015-A means the Trust Notes — Series 2015-A of the Trust, representing subordinated unsecured debt obligations, due May 20, 2075 to be issued by the Trust to investors pursuant to the Offering.

        Trust Securities means, collectively, the Trust Notes — Series 2015-A and the Voting Trust Units.

        Trustee means Valiant Trust Company as trustee of the Trust or such other successor trustee as may be appointed from time to time pursuant to the Declaration of Trust.

        Underwriters means HSBC Securities (USA) Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

        Underwriting Agreement means the agreement dated May 13, 2015 between the Trust, TCPL and the Underwriters.

        U.S. Person has the meaning set out under the Securities Act.

        Voting Trust Units mean the voting trust units to be issued by the Trust to TCPL or affiliates of TCPL.

 RISK FACTORS

        Investment in the Trust Notes — Series 2015-A is subject to various risks including those risks affecting TCPL inherent in the pipeline, energy and gas storage industries. You should consider carefully the risk factors contained in and incorporated by reference in this prospectus.

        Discussions of certain risk factors affecting TCPL in connection with its business are provided in the annual and interim disclosure documents filed with the various securities regulatory authorities, which are incorporated by reference in this prospectus.

Risks Related to the Trust Notes — Series 2015-A

Dependence on Performance of TCPL and TCC

        The purchase of Trust Notes — Series 2015-A involves risk with respect to the performance of TCPL and TCC. An investment in Trust Notes — Series 2015-A could be replaced in certain circumstances without the consent of the holder, by an investment in TCPL Exchange Preferred Shares and holders may in certain circumstances, including at the option of TCPL, be required to apply interest payable on the Trust Notes — Series 2015-A to acquire TCPL Deferral Preferred Shares. An investment in TCPL equity capital is subject to certain risks that are distinct from the risks associated with an investment in the Trust.

        In the event of decline in the performance of TCPL or TCC or TCPL or TCC becoming insolvent or bankrupt or resolving to wind-up or liquidate or being ordered wound-up or liquidated or the occurrence of any other event constituting an Automatic Exchange Event, the Trust Notes — Series 2015-A will be automatically exchanged for rights to be issued TCPL Exchange Preferred Shares, which will be immediately and automatically exercised, without the consent of the holders thereof, which shares would be an investment in TCPL and not in the Trust. As a result, holders of the Trust Notes — Series 2015-A could become shareholders of TCPL at a time when TCPL's and/or TCC's financial condition is deteriorating or when TCPL and/or TCC has become insolvent or bankrupt or resolved to wind-up or has been ordered wound-up or liquidated or upon the occurrence of any other event constituting an Automatic Exchange Event. In addition, if there is a Deferral Event, holders of the Trust Notes — Series 2015-A will be paid interest on the applicable Deferral Date but will not receive cash as interest payable on Trust Notes — Series 2015-A will be applied on behalf of holders of Trust Notes — Series 2015-A to acquire TCPL Deferral Preferred Shares. In the event of a liquidation of TCPL, the claims of creditors of TCPL would be entitled to a priority of payment over the claims of holders of equity interests such as the TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares. See "Risks Related in an Investment in TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares — Insolvency or Winding Up".

Rights only as an Equity Holder in the Event of Insolvency

        If TCPL were to become insolvent or bankrupt or resolved to wind-up or was ordered wound-up or liquidated after the Automatic Exchange or if the Automatic Exchange were to occur after the insolvency of TCPL, the holders of the TCPL Exchange Preferred Shares may receive, if anything, substantially less than the holders of the Trust Notes — Series 2015-A would have received had the Trust Notes — Series 2015-A not been so exchanged. In the event of the occurrence of the Automatic Exchange, with the result that the holder of a Trust Note Series 2015-A receives a right to receive TCPL Exchange Preferred Shares in exchange for such Trust Note Series 2015-A and ultimately TCPL Exchange Preferred Shares, such holder shall thereupon cease to have any direct claim or entitlement with respect to the assets of the Trust or under the guarantee by TCPL and the only claim or entitlement of such holder will be in its capacity as a shareholder of TCPL. Holders of the Trust Notes — Series 2015-A will individually be bound by the Automatic Exchange, acting through the Exchange Trustee, on the basis contemplated by the Share Exchange Agreement. In addition, holders of TCPL Deferral Preferred Shares, if any, would also be subject to these risks in respect of their TCPL Deferral Preferred Shares. Potential investors in the Trust Notes — Series 2015-A should carefully consider the description of TCPL set forth under "TCPL". See also "Description of the Trust Securities — Trust Notes — Series 2015-A — Automatic Exchange" and "Risks Related in an Investment in TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares — Insolvency or Winding Up".

Dependence on Payments on the TCPL Sub Notes

        Although the obligations of the Trust are guaranteed on an unsecured subordinated basis by TCPL, the ability of the Trust to make timely payments on the Trust Notes — Series 2015-A is dependent on TCPL making the corresponding payments on the TCPL Sub Notes. Other than the TCPL Sub Notes, the Trust is not expected to have other significant assets available to satisfy its obligations on the Trust Notes — Series 2015-A.

Liquidity of and Dealings in Trust Notes — Series 2015-A

        It is not expected that Trust Notes — Series 2015-A will be listed on any stock exchange. This may affect the pricing of the Trust Notes — Series 2015-A in the secondary market, the transparency and availability of trading prices, and the liquidity of the Trust Notes — Series 2015-A. There can be no assurance that an active trading market will develop or be sustained or that the Trust Notes — Series 2015-A may be resold at or above the initial public offering price. The ability of a holder to pledge Trust Notes — Series 2015-A or otherwise take action with respect to such holder's interest in Trust Notes — Series 2015-A (other than through a Participant) may be limited due to the lack of a physical certificate.

Dependence Upon TCPL and its Affiliates and Potential Conflicts of Interest

        The Trust will be dependent on the diligence and skill of the employees of TCPL, as Administrative Agent. In addition, potential conflicts of interest may arise between the Trust and TCPL and its affiliates. See "The Trust — Activities of the Trust" and "Interests of TCPL and its Affiliates in Material Transactions". The Administrative Agent may also delegate or subcontract all or a portion of its obligations under the Administration Agreement to one or more affiliates, and under certain conditions to non-affiliates, involved in the business of managing assets such as the Trust Assets. In the event that the Administrative Agent delegates or subcontracts its obligations in such a manner, the Trust will be dependent upon the subcontractor to provide services. See "The Trust — The Administrative Agent".

Subordination

        The Trust's obligations under the Trust Notes — Series 2015-A (and TCPL's obligations under its guarantee of the Trust Notes — Series 2015-A and TCPL's obligations under the TCPL Sub Notes) are subordinated in right of payment to all of the Trust's (TCPL's) current and future senior indebtedness (including TCPL's outstanding senior notes and other senior indebtedness), other than non-recourse obligations or any other obligations specifically designated as being subordinate in right of payment to such senior indebtedness. This means that the Trust (and TCPL) will not be permitted to make any payments on the Trust Notes — Series 2015-A (or under TCPL's guarantee of the Trust Notes — Series 2015-A or on the TCPL Sub Notes) if the Trust (TCPL) defaults on a payment of principal or interest on any such senior indebtedness or there shall occur an event of default under such senior indebtedness and the Trust (TCPL) does not cure the default within the applicable grace period, if the holders of the senior indebtedness have the right to accelerate the maturity of such indebtedness or if the terms of such senior indebtedness otherwise restrict the Trust (TCPL) from making payments to junior creditors. See "Description of the Trust Securities — Trust Notes — Series 2015-A — Subordination", "Description of the Trust Securities — Trust Notes — Series 2015-A — Guarantee by TCPL" and "Description of the TCPL Sub Notes — Priority of the TCPL Sub Notes".

        Due to these subordination provisions, in the event of the Trust's (or TCPL's) insolvency, funds that the Trust (or TCPL) would otherwise use to make payments under the Trust Notes — Series 2015-A (or under TCPL's guarantee thereof) will be used to pay the holders of the indebtedness ranking senior in right of payment to the Trust Notes — Series 2015-A (TCPL's guarantee thereof) to the extent necessary to pay such senior indebtedness in full. As a result of those payments, the holders of such senior indebtedness may recover more, ratably, than holders of the Trust Notes — Series 2015-A. In addition, the holders of such senior indebtedness may under certain circumstances restrict or prohibit the Trust (or TCPL) from making payments on the Trust Notes — Series 2015-A (or under TCPL's guarantee thereof).

        In addition to the contractual subordination described above, the payment of principal and interest on the Trust Notes — Series 2015-A will be structurally subordinated to all indebtedness and other obligations of any subsidiaries of the Trust, and the payment of principal and interest under TCPL's guarantee of the Trust Notes — Series 2015-A will be structurally subordinated to all indebtedness and other obligations of TCPL's subsidiaries.

        TCPL's indebtedness as of March 31, 2015 was approximately $24.6 billion, all of which would be senior in right of payment to TCPL's guarantee of the Trust Notes — Series 2015-A and to the TCPL Sub Notes. As of March 31, 2015, TCPL's subsidiaries had approximately $4.5 billion of outstanding indebtedness that effectively ranks senior to TCPL's guarantee of the Trust Notes — Series 2015-A and to the TCPL Sub Notes.

        Furthermore, in the event of an insolvency or liquidation of TCPL, the claims of creditors of TCPL would be entitled to a priority payment over the claims of holders of equity interests of TCPL, such as the TCPL Exchange Preferred Shares and TCPL Deferred Shares. See "Risks Related to the Trust Notes — Series 2015-A — Rights only as equity holder in event of insolvency" and "Risks Related to an Investment in TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares — Insolvency or Winding-up".

No Limit on Debt

        Although the Trust does not intend to issue any additional securities other than Voting Trust Units, additional Trust Notes or other subordinated debt securities, the Trust Indenture does not contain any provision limiting the Trust's ability to incur indebtedness generally. Any such indebtedness could rank in priority to the Trust Notes — Series 2015-A. In addition, the Trust Indenture does not limit the incurrence of indebtedness by TCPL, and TCPL's current indebtedness and any future indebtedness of TCPL rank in priority to TCPL's guarantee of the Trust Notes — Series 2015-A and the TCPL Sub Notes. TCPL currently has substantial indebtedness and the Trust and TCPL may incur substantial additional indebtedness in the future.

Early Redemption

        Upon the occurrence of a Tax Event or a Rating Event, TCPL may cause the Trust to redeem all (but not less than all) of the Trust Notes — Series 2015-A at a redemption price equal to par (in the case of a Tax Event) and par plus $20 (in the case of a Rating Event) plus accrued and unpaid interest to the date fixed for redemption. This redemption right may, depending on prevailing market conditions at the time, create reinvestment risk for holders of the Trust Notes — Series 2015-A in that they may be unable to find a suitable replacement investment with a comparable return to the Trust Notes — Series 2015-A.

Interest in Respect of Deferral Events

        On each Series 2015-A Interest Payment Date in respect of which a Deferral Event has occurred, interest payable on Trust Notes — Series 2015-A will be applied on behalf of holders of Trust Notes —

Series 2015-A to acquire TCPL Deferral Preferred Shares. This interest will be required to be included in such holder's income. See "Certain Canadian Federal Income Tax Considerations — Trust Notes — Series 2015-A — Interest on the Trust Notes — Series 2015-A". In addition, for U.S. federal tax purposes, during any deferral period, the Trust Notes — Series 2015-A will be treated as issued with OID at the time of such deferral and all interest due after such deferral will be treated as OID. Consequently, a U.S. Holder of Trust Notes — Series 2015-A would be required to include OID in its gross income even though the Trust would not make any actual cash payments to the holders of Trust Notes — Series 2015-A during a deferral period. See "Certain U.S. Federal Income Tax Considerations — Interest on the Trust Notes — Series 2015-A".

Ratings

        Credit ratings may not reflect all risks associated with an investment in the Trust Notes — Series 2015-A. Any credit ratings applied to the Trust Notes — Series 2015-A are an assessment of TCPL's and the Trust's ability to pay their respective obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the Trust Notes — Series 2015-A. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the Trust Notes — Series 2015-A. There is no assurance that any credit rating assigned to the Trust Notes — Series 2015-A will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Risks Related to an Investment in TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares

Ratings of TCPL Preferred Shares

        The credit ratings, if any, applied to the TCPL Exchange and Deferral Preferred Shares are an assessment of TCPL's ability to pay its obligations. The credit ratings are based on certain assumptions about the future performance and capital structure of TCPL that may or may not reflect the actual performance or capital structure of TCPL. Changes in credit ratings of the TCPL Exchange and Deferral Preferred Shares may affect the market price or value and the liquidity of the TCPL Exchange and Deferral Preferred Shares. There is no assurance that any credit rating will be assigned to the TCPL Exchange and Deferral Preferred Shares, or that any credit rating assigned to the TCPL Exchange and Deferral Preferred Shares will remain in effect for any given period of time, or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Dividends

        Holders of TCPL Exchange and Deferral Preferred Shares do not have a right to dividends on such shares unless declared by the Board of Directors. The declaration of dividends is in the discretion of the Board of Directors even if TCPL has sufficient funds, net of its liabilities, to pay such dividends. TCPL may not declare or pay a dividend if there are reasonable grounds for believing that (i) TCPL is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realizable value of TCPL's assets would thereby be less than the aggregate of its liabilities and stated capital of its outstanding shares. Liabilities of TCPL will include those arising in the course of its business, indebtedness, including inter-company debt, and amounts, if any, that are owing by TCPL under guarantees in respect of which a demand for payment has been made. In addition, a dividend (including a deemed dividend) received on TCPL Exchange and Deferral Preferred Shares may be subject to Canadian non-resident withholding tax and, if any such dividends are so subject, no additional amounts will be payable to holders of TCPL Exchange and Deferral Preferred Shares in respect of such withholding tax. See "Certain Canadian Federal Income Tax Considerations — TCPL Exchange and Deferral Preferred Share — Dividends".

Insolvency or Winding-Up

        The TCPL Exchange and Deferral Preferred Shares do not constitute indebtedness and are equity capital of TCPL which rank junior to all indebtedness and other non-equity claims and equally with the other first preferred shares of TCPL, if any, in the event of an insolvency or winding-up of TCPL. If TCPL becomes insolvent or is wound up, TCPL's assets must be used to pay liabilities and other debt before payments may be made on the TCPL Exchange and Deferral Preferred Shares and other first preferred shares, if any.

No Fixed Maturity

        The TCPL Exchange and Deferral Preferred Shares do not have a fixed maturity date and are not redeemable at the option of the holders of the TCPL Exchange and Deferral Preferred Shares. The ability of a holder to liquidate its holdings of TCPL Exchange and Deferral Preferred Shares may be limited.

Voting Rights

        Holders of TCPL Exchange and Deferral Preferred Shares will not have any voting rights except in the event of the non-payment of six quarterly dividends as described under "Description of TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares — Voting Rights" or otherwise required by law.

Secondary Market and Liquidity

        There can be no assurance that an active trading market will develop for the TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares following the issuance of any of those shares, or if developed, that such a market will be liquid or sustained at the issue price of such shares. TCPL is under no obligation to list the TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares on any stock exchange or other market.

        The ability of a holder to pledge TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares or otherwise take action with respect to such holder's interest therein (other than through a Participant) may be limited due to the lack of a physical certificate.

Market Value

        The market value of the TCPL Exchange and Deferral Preferred Shares may fluctuate due to a variety of factors relative to TCPL's business, including announcements of new developments, fluctuations in TCPL's operating results, sales of TCPL Preferred Shares, failure to meet analysts' expectations, the impact of various tax laws or rates and general market conditions or the worldwide economy. There can be no assurance that the market value of the TCPL Exchange and Deferral Preferred Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to TCPL's performance. Prevailing yields on similar securities will affect the market value of the TCPL Exchange and Deferral Preferred Shares. Assuming all other factors remain unchanged, the market value of the TCPL Exchange and Deferral Preferred Shares would be expected to decline as prevailing yields for similar securities rise and would be expected to increase as prevailing yields for similar securities decline. Spreads over LIBOR and comparable benchmark rates of interest for similar securities will also affect the market value of the TCPL Exchange and Deferral Preferred Shares in an analogous manner. In addition, the market value of the TCPL Exchange and Deferral Preferred Shares will be significantly adversely affected in the event that dividends are not paid on such shares. See "Risks Related to an Investment in TCPL Exchange Preferred Shares or TCPL Preferred Shares — Dividends".

 THE TRUST

General

        The Trust is a unit trust established under the laws of Ontario by the Trustee pursuant to the Declaration of Trust. The Trust has been formed for the purpose of issuing debt securities, including the Trust Notes — Series 2015-A, and acquiring and holding the Trust Assets in order to generate funds for payment of principal, interest, the redemption price and the amounts payable on purchase for cancellation, if any, and any other amounts, in respect of its debt securities, including the Trust Notes — Series 2015-A. The Offering will provide TCPL with a cost-effective means of raising capital which qualifies for Basket "C" equity treatment by Moody's and for "Intermediate Equity Credit" by S&P.

        The Trust's head office is located at 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1.

        The Trust is not a trust company and does not carry on business as a trust company and, accordingly, the Trust is not registered under the trust company legislation of any jurisdiction. The Trust Notes — Series 2015-A are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that act or any other legislation.

Activities of the Trust

        The Trust's objective is to acquire and hold the Trust Assets that will generate funds for payment of principal, interest, the redemption price and the amounts payable on purchase for cancellation, if any, and any other amounts, in respect of its debt securities, including the Trust Notes — Series 2015-A. The Initial Trust Assets will consist of the TCPL Sub Notes, which are to be purchased pursuant to the TCPL Sub Note Purchase Agreement. Each TCPL Sub Note is a junior subordinated unsecured obligation of TCPL. The Trust may also acquire and hold other assets, including money, debt obligations and contractual rights in respect of the activities and operations of the Trust from time to time.

Capitalization

        Although formed on September 16, 2014, the Trust has no prior operating history. Immediately after the issuance by the Trust of the Trust Notes — Series 2015- A pursuant to the Offering, the subscription by TCPL, directly or indirectly, for the Voting Trust Units and the purchase by the Trust of the TCPL Sub Notes the Trust will have approximately U.S.$755,001,000 in Trust Assets, U.S.$750,000,000 of capital attributable to the Trust Notes — Series 2015-A and U.S.$5,001,000 of capital attributable to the Voting Trust Units. See "Capitalization of the Trust" and "Risk Factors".

Conflicts of Interest

        Due to the nature of the Trust's relationship with TCPL and its affiliates, it is possible that conflicts of interest will arise with respect to certain transactions, including the Trust's acquisition of Trust Assets from TCPL and/or its affiliates. See "Interests of TCPL and its Affiliates in Material Transactions" and "Principal Holders of Securities". It will be the Trust's policy that the terms of any financial dealings with TCPL or any of its affiliates will be consistent with those available from third parties.

        Conflicts of interest between the Trust and TCPL and its affiliates may also arise in connection with actions taken by TCPL, as direct or indirect holder of the Voting Trust Units. It is intended that any agreements and transactions between the Trust, on the one hand, and TCPL and its affiliates, on the other hand, including the Administration Agreement, the Assignment and Set-Off Agreement and the Share Exchange Agreement, will be fair to the parties and consistent with market terms for such types of transactions. However, there can be no assurance that any such agreement or transaction will be on terms as favourable to the Trust as would have been obtained from unaffiliated third parties.

The Administrative Agent

        The Trustee has entered into an agreement (the "Administration Agreement") with TCPL, pursuant to which the Trustee has delegated to TCPL certain of its obligations in relation to the administration of the Trust. TCPL, in its role as administrative agent under the Administration Agreement (the "Administrative Agent") will, at the request of the Trustee, administer the day-to-day operations of the Trust and perform such other matters as may be requested by the Trustee from time to time. The Administrative Agent may, from time to time, delegate or sub-contract all or a portion of its obligations under the Administration Agreement to one or more of its qualified affiliates. The Administrative Agent will not, in connection with the delegation or sub-contracting of any of such obligations, be discharged or relieved in any respect from its obligations under the Administration Agreement. The Administrative Agent will be entitled to receive an annual administration fee.

        The Administration Agreement has an initial 10-year term and will be automatically renewed each year thereafter subject to the right of the Trustee to replace the Administrative Agent and/or terminate the Administration Agreement at any time upon written notice if performance of the Administrative Agent's duties is not permitted by law; the Administrative Agent ceases to be resident in Canada for purposes of the Tax Act; the Trustee is directed to do so by holders of Voting Trust Units; or upon the occurrence of one or more events generally related to the failure of the Administrative Agent to perform its obligations under the Administration Agreement in a proper and timely manner which is not remedied within 90 days of notice.

Liquidity

        The Trust will only borrow funds from TCPL or its affiliates pursuant to an unsecured credit facility extended by such entity to the Trust (the "Credit Facility") and will use borrowed funds only for the purposes of ensuring liquidity in the normal course of the Trust's activities and to facilitate the payment by the Trust of its expenses including the expenses of the Offering.

Certain Continuous Disclosure Requirements

        As a result of the Offering, the Trust will become a reporting issuer in the provinces of Alberta and Ontario, and may in future become a reporting issuer in other provinces and territories of Canada where such concept exists. As such, the Trust will be required, among other things, to make continuous disclosure filings with applicable Canadian securities regulatory authorities; however, the Trust expects to be able to rely on available exemptions for issuers that have issued debt securities guaranteed by a parent credit supporter that will allow it to rely on and file TCPL's interim unaudited and annual audited financial statements, annual information form, management information circular (if any) and other continuous disclosure documents required to be filed by TCPL from time to time. If this exemption is applicable, the Trust will not be required to file interim unaudited and annual audited financial statements, including management's discussion and analysis of the financial condition and results of operation of the Trust, interim and annual certificates signed by the chief executive officer and chief financial officer, an information circular or an annual information form of the Trust, and holders of the Trust Notes — Series 2015-A will not receive such financial statements and other continuous disclosure documents of the Trust. It is expected, however, that the Trust will remain subject to the requirement to file material change reports in the event of any material change in the affairs of the Trust. The Trust will also file these documents with the SEC on EDGAR until such time as it is eligible to cease reporting with the SEC.

 CONSOLIDATING SUMMARY FINANCIAL INFORMATION

        The tables below contain consolidating financial information as at and for the three-month periods ended March 31, 2015 and 2014 and the years ended December 31, 2014 and 2013 for (i) TCPL, (ii) the Trust, (iii) TCPL's subsidiaries, other than the Trust, on a combined basis, (iv) consolidating adjustments and (v) TCPL and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. This summary financial information should be read in conjunction with TCPL's interim unaudited consolidated financial statements for the three-month periods ended March 31, 2015 and 2014 and its annual audited consolidated financial statements for the years ended December 31, 2014 and 2013, which are incorporated by reference in this prospectus.

For the three months ended and as at March 31, 2015 and 2014(1)

	TCPL(2)		Subsidiaries of TCPL other than the Trust(3)		Consolidating adjustments(4)		TCPL (consolidated)(5)		The Trust(6)
(in billions of Canadian dollars)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Revenues	0.4	0.4	2.9	2.8	(0.4)	(0.3)	2.9	2.9	—	—
Net income attributable to controlling interests	0.4	0.4	1.2	1.0	(1.2)	(1.0)	0.4	0.4	—	—

Current assets	23.6	3.8	65.5	12.0	(81.2)	(9.7)	7.9	6.1	—	—
Non-current assets	50.4	45.7	124.0	109.1	(115.7)	(102.8)	58.7	52.0	—	—
Current liabilities	26.1	5.8	64.7	10.6	(81.6)	(10.0)	9.2	6.4	—	—
Non-current liabilities	24.8	21.9	42.6	37.5	(33.0)	(29.5)	34.4	29.9	—	—

For the years ended and as at December 31, 2014 and 2013(1)

	TCPL(2)		Subsidiaries of TCPL other than the Trust(3)		Consolidating adjustments(4)		TCPL (consolidated)(5)		The Trust(6)
(in billions of Canadian dollars)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Revenues	1.8	1.7	9.7	7.6	(1.3)	(0.5)	10.2	8.8	—	—
Net income attributable to controlling interests	1.8	1.8	4.9	4.8	(4.9)	(4.8)	1.8	1.8	—	—

Current assets	21.5	2.2	53.9	3.6	(69.0)	0.1	6.4	5.9	—	—
Non-current assets	47.5	43.3	118.4	104.3	(110.5)	(96.9)	55.4	50.7	—	—
Current liabilities	24.3	3.2	53.5	2.8	(69.3)	0.8	8.5	6.8	—	—
Non-current liabilities	22.1	20.8	39.2	36.0	(30.6)	(28.4)	30.7	28.4	—	—

(1)
The consolidating summary financial information presented in this table is unaudited and does not give effect to the offering of Trust Notes — Series 2015-A or any other transactions subsequent to the dates shown. TCPL's independent auditor has not performed a review of this consolidating summary financial information.

(2)
TCPL is presenting the above on the basis of accounting for investments in all its subsidiaries using the equity method.

(3)
These columns account for all direct and indirect subsidiaries of TCPL on a combined basis.

(4)
These columns include the necessary amounts to eliminate the intercompany balances and transactions between TCPL and its subsidiaries and other adjustments to arrive at the information for TCPL on a consolidated basis for each respective period.

(5)
TCPL (consolidated) is presented in accordance with U.S. GAAP.

(6)
The Trust was formed on September 16, 2014 and does not have financial information for the periods presented. In addition, it is anticipated that the Trust's financial results will not be consolidated into TCPL's financial statements under U.S. GAAP and, as such, no consolidated financial information for the Trust is presented in the above table.

 USE OF PROCEEDS

        The gross proceeds to the Trust from the Offering of U.S.$750,000,000 in respect of the Trust Notes — Series 2015-A will be used to acquire the TCPL Sub Notes from TCPL. TCPL, in turn, intends to use the proceeds from the issue of the TCPL Sub Notes for general corporate purposes and to reduce short term indebtedness of TCPL and its affiliates, which short term indebtedness was used to fund TCPL's capital program and for general corporate purposes. TCPL may invest the funds that it does not immediately require in short term marketable debt securities. The Offering will provide TCPL with a cost-effective means of raising capital which qualifies for Basket "C" equity treatment by Moody's and for "Intermediate Equity Credit" by S&P.

CAPITALIZATION OF THE TRUST

        The following table sets forth the capitalization of the Trust as of the date of this prospectus and as adjusted to reflect the closing of the Offering and the issuance of Voting Trust Units.

	Outstanding as at May 4, 2015 (in thousands of U.S. dollars)		Outstanding as at , 2015 after giving effect to the Offering(1) (in thousands of U.S. dollars)
Trust Notes — Series 2015-A	U.S.$	—	U.S.$	750,000
Voting Trust Units		1		5,001
Original Settlement Amount		1		1

Trust Capital	U.S.$	1	U.S.$	755,001

(1)
Issue costs including the Underwriters' fee are estimated to be U.S.$            .

TCPL

General

        TCPL operates its business in three segments: Natural Gas Pipelines, Liquids Pipelines and Energy. Natural Gas Pipelines and Liquids Pipelines are principally comprised of our respective natural gas and liquids pipelines in Canada, the U.S. and Mexico as well as our regulated natural gas storage operations in the U.S. Energy includes our power operations and the non-regulated natural gas storage business in Canada.

        TCPL's principal subsidiaries as of December 31, 2014 are indicated in the diagram under the heading "TransCanada PipeLines Limited — Intercorporate Relationships" in the Annual Information Form. All of the outstanding common shares of TCPL are owned by TCC.

Consolidated Capitalization

        There have been no material changes in the share and loan capital of TCPL, on a consolidated basis, since March 31, 2015.

Use of Proceeds

        TCPL intends to use the proceeds from the issue of the TCPL Sub Notes for general corporate purposes and to reduce short term indebtedness of TCPL and its affiliates, which short term indebtedness was used to fund TCPL's capital program and for general corporate purposes. TCPL may invest the funds that it does not immediately require in short term marketable debt securities. The

Offering will provide TCPL with a cost-effective means of raising capital which qualifies for Basket "C" equity treatment by Moody's and for "Intermediate Equity Credit" by S&P.

Earnings Coverage

Period Ended December 31, 2014

        The following financial ratios for TCPL have been calculated on a consolidated basis for the 12-month period ended December 31, 2014 and are based on audited financial information. The following financial ratios give pro forma effect to the issuance on March 31, 2015 by TCPL of U.S.$750,000,000 aggregate principal amount of 4.60% senior notes due 2045, the issuance on January 12, 2015 by TCPL of U.S.$500,000,000 aggregate principal amount of 1.875% senior notes due 2018, the issuance on January 12, 2015 by TCPL of U.S.$250,000,000 aggregate principal amount of floating rate senior notes due 2018, and to the issuance of the Trust Notes — Series 2015-A pursuant to this prospectus and the intended use of proceeds therefrom. Adjustments for other normal course issuances and repayments of long-term debt subsequent to December 31, 2014 would not materially affect the ratios and, as a result, have not been made.

December 31, 2014
Earnings coverage on long-term debt and current liabilities	2.5 times

        TCPL's interest requirements for the 12-month period ended December 31, 2014 after giving pro forma effect to the issuance on March 31, 2015 by TCPL of U.S.$750,000,000 aggregate principal amount of 4.60% senior notes due 2045, the issuance on January 12, 2015 by TCPL of U.S.$500,000,000 aggregate principal amount of 1.875% senior notes due 2018, the issuance on January 12, 2015 by TCPL of U.S.$250,000,000 aggregate principal amount of floating rate senior notes due 2018, and to the issuance of the Trust Notes — Series 2015-A pursuant to this prospectus and the intended use of proceeds therefrom amounted to approximately $1.553 billion. TCPL's earnings before interest expense and income taxes amounted to approximately $3.870 billion for the 12-month period ended December 31, 2014, which is 2.5 times TCPL's pro forma interest requirements for that period.

Period Ended March 31, 2015

        The following financial ratios for TCPL have been calculated on a consolidated basis for the 12-month period ended March 31, 2015 and are based on audited and unaudited financial information. The following financial ratios give pro forma effect to the issuance of the Trust Notes — Series 2015-A pursuant to this prospectus and the intended use of proceeds therefrom. Adjustments for other normal course issuances and repayments of long-term debt subsequent to March 31, 2015 would not materially affect the ratios and, as a result, have not been made.

March 31, 2015
Earnings coverage on long-term debt and current liabilities	2.3 times

        TCPL's interest requirements for the 12-month period ended March 31, 2015 after giving pro forma effect to the issuance of the Trust Notes — Series 2015-A pursuant to this prospectus and the intended use of proceeds therefrom, amounted to approximately $1.651 billion. TCPL's earnings before interest expense and income taxes amounted to approximately $3.875 billion for the 12-month period ended March 31, 2015, which is 2.3 times TCPL's pro forma interest requirements for that period.

 DESCRIPTION OF THE TRUST SECURITIES

Trust Notes — Series 2015-A

        The following is a summary of the rights, privileges, restrictions, obligations and conditions attaching to the Trust Notes — Series 2015-A and certain provisions of the Trust Indenture and related agreements. This summary is qualified in its entirety by the provisions of the Trust Indenture and such related agreements. A copy of the Trust Indenture and such related agreements may be inspected during normal business hours at the principal office of the Administrative Agent in Calgary, Alberta, during the course of the distribution of the Trust Notes — Series 2015-A. Following closing of the Offering, a copy of the Trust Indenture and such related agreements will be available on SEDAR at www.sedar.com.

        Holders of the Trust Notes — Series 2015-A shall have no recourse to the assets of the Trustee in connection with any payments in respect of the Trust Notes — Series 2015-A. For information concerning the TCPL Exchange Preferred Shares into which the Trust Notes — Series 2015-A are, in certain circumstances, exchangeable as described under "— Automatic Exchange" below, see "Description of TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares". For information concerning the TCPL Deferral Preferred Shares, which in certain circumstances holders of the Trust Notes — Series 2015-A will be required to purchase with interest or the right to receive a payment of interest on the Trust Notes — Series 2015-A as described under "— Deferral Right" below, see "Description of TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares".

Interest and Maturity

        From the Closing Date to May 20, 2025, the Trust will pay interest on the Trust Notes — Series 2015-A in equal semi-annual installments on May 20 and November 20 of each year. Notwithstanding the foregoing, assuming the Trust Notes — Series 2015-A are issued on May 20, 2015, the first interest payment on the Trust Notes — Series 2015-A on November 20, 2015 will be in the amount of U.S.$28.125 per U.S.$1,000 principal amount of Trust Notes — Series 2015-A. Starting on August 20, 2025, the Trust will pay interest on the Trust Notes — Series 2015-A on every February 20, May 20, August 20 and November 20 of each year during which the Trust Notes — Series 2015-A are outstanding thereafter until May 20, 2075 (each such semi-annual or quarterly date, as applicable, a "Series 2015-A Interest Payment Date").

        From the Closing Date to, but excluding, May 20, 2025, the interest rate on the Trust Notes — Series 2015-A will be fixed at 5.625% per annum, payable in arrears. Starting on May 20, 2025, and on every February 20, May 20, August 20 and November 20 of each year during which the Trust Notes — Series 2015-A are outstanding thereafter until May 20, 2075 (each such date, a "Series 2015-A Interest Reset Date"), the interest rate on the Trust Notes — Series 2015-A will be reset as follows: (i) starting on May 20, 2025, on every Series 2015-A Interest Reset Date, until May 20, 2045, the interest rate on the Trust Notes — Series 2015-A will be reset at an interest rate per annum equal to the three month LIBOR plus 3.528%, payable in arrears, with the first payment at such rate being on August 20, 2025 and, (ii) starting on May 20, 2045, on every Series 2015-A Interest Reset Date, until May 20, 2075, the interest rate on the Trust Notes — Series 2015-A will be reset on each Series 2015-A Interest Reset Date at an interest rate per annum equal to the three month LIBOR plus 4.278%, payable in arrears, with the first payment at such rate being on August 20, 2045.

        The Trust Notes — Series 2015-A will mature on May 20, 2075. Holders of the Trust Notes — Series 2015-A may, in certain circumstances, be required to apply interest payable on the Trust Notes — Series 2015-A to acquire TCPL Deferral Preferred Shares. See "— Deferral Right" below.

        Interest for each Series 2015-A Interest Period from the Closing Date to, but excluding, May 20, 2025, will be calculated on the basis of a 360-day year consisting of twelve 30-day months. Interest for each Series 2015-A Interest Period from May 20, 2025 to May 20, 2075 will be calculated on the basis of the actual number of days elapsed during each such Series 2015-A Interest Period and a 360-day year. For the purposes of disclosure under the Interest Act (Canada), and without affecting the interest payable on the Trust Notes — Series 2015-A, whenever the interest rate on the Trust Notes — Series 2015-A is to be calculated on the basis of a period of less than a calendar year, the yearly interest rate equivalent for such interest rate will be the interest rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days used in calculating the specified interest rate.

        If a Series 2015-A Interest Payment Date falls on a day that is not a Business Day, the Series 2015-A Interest Payment Date will be postponed to the next Business Day, and no further interest will accrue in respect of such postponement.

Specified Denominations

        The Trust Notes — Series 2015-A will be issued only in minimum denominations of U.S.$1,000 and integral multiples thereof.

Deferral Right

        On each Series 2015-A Interest Payment Date in respect of which a Deferral Event has occurred (each a "Deferral Date"), holders of the Trust Notes — Series 2015-A will be required to apply interest payable thereon to acquire TCPL Deferral Preferred Shares. A new series of TCPL Deferral Preferred Shares will be issued in respect of each Deferral Date. The subscription amount of each TCPL Deferral Preferred Share will be an amount equal to U.S.$1,000 and the number of TCPL Deferral Preferred Shares subscribed for in respect of the Trust Notes — Series 2015-A on each Deferral Date (including fractional shares, if applicable) will be calculated by dividing the amount of the interest payment on the Trust Notes — Series 2015-A on the applicable Deferral Date by U.S.$1,000. For greater certainty, whether or not a Deferral Event has occurred in respect of a particular Series 2015-A Interest Payment Date will be determined prior to the commencement of the Series 2015-A Interest Period ending on the day immediately preceding such Series 2015-A Interest Payment Date.

        A Deferral Event for the Trust Notes — Series 2015-A will occur in circumstances where: (i) TCPL has failed to declare cash dividends on all of the outstanding TCPL Preferred Shares, if any, consistent with TCPL's dividend practice in effect from time to time with respect to TCPL Preferred Shares (other than a failure to declare dividends on such shares during a Dividend Restricted Period) in each case in the last 90 days preceding the commencement of the Series 2015-A Interest Period ending on the day preceding the relevant Series 2015-A Interest Payment Date (a "Missed Dividend Deferral Event"); or (ii) TCPL elects, at its sole option, prior to the commencement of the Series 2015-A Interest Period ending on the day preceding the relevant Series 2015-A Interest Payment Date, that holders of the Trust Notes — Series 2015-A apply interest paid on such Trust Notes — Series 2015-A to acquire the relevant Series 2015-A Interest Payment Date in TCPL Deferral Preferred Shares (an "Other Deferral Event"). There is no limit on the number of Deferral Events that may occur.

        The issuance of TCPL Deferral Preferred Shares upon the occurrence of any Deferral Event will be effected pursuant to the Assignment and Set-Off Agreement, whereby: (i) TCPL assigns, transfers and conveys to the Trust all of its right, title and interest in the subscription proceeds (the "Deferral Event Subscription Proceeds") payable to TCPL in connection with the Deferral Event Subscription (the "Deferral Event Subscription Proceeds Assignment"); (ii) the Trust agrees that on each TCPL Sub Note Interest Payment Date that is a Deferral Date, the interest payable to the Trust by TCPL on such TCPL Sub Note Interest Payment Date pursuant to the TCPL Sub Notes shall have been satisfied to the extent of an amount equal to the aggregate Deferral Event Subscription Proceeds payable by holders of the Trust Notes — Series 2015-A in connection with the TCPL Deferral Preferred Shares issued on such Deferral Date pursuant to the Deferral Event Subscription Proceeds Assignment and TCPL shall only be required to pay cash to the Trust in an amount equal to the excess of the interest payable by TCPL pursuant to the TCPL Sub Notes on such TCPL Sub Note Interest Payment Date over the amount of such Deferral Event Subscription Proceeds; and (iii) the Indenture Trustee, on behalf of holders of the Trust Notes — Series 2015-A, agrees that on each Series 2015-A Interest Payment Date that is a Deferral Date, without any further action being required by TCPL, the Trust or holders of the Trust Notes — Series 2015-A, the right of the holders of the Trust Notes — Series 2015-A to receive the interest thereon in respect of the relevant Series 2015-A Interest Payment Date shall be automatically set-off against their obligation to pay the cash subscription price for the TCPL Deferral Preferred Shares to the Trust, as assignee, without any payment of cash by the Trust in respect of the interest or by the holders in respect of the subscription price. As a result, pursuant to the Assignment and Set-Off Agreement, a holder's entitlement in the case of a Deferral Event on a Series 2015-A Interest Payment Date is to the delivery of the TCPL Deferral Preferred Shares.

        In acting pursuant to the Assignment and Set-Off Agreement, TCPL shall promptly create, issue and distribute such number of TCPL Deferral Preferred Shares (including fractional shares, if applicable) as are issuable pursuant to the Deferral Event Subscription. If any TCPL Deferral Preferred Shares require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling, approval or consent from any governmental or regulatory authority under any applicable Canadian or U.S. law before such TCPL Deferral Preferred Shares may be issued and delivered by TCPL in connection with a Deferral Event, TCPL shall in good faith, expeditiously take all such actions and do all such things as are necessary to cause such TCPL Deferral Preferred Shares to be duly registered, qualified or approved as and to the extent required for such purpose pursuant to such applicable laws.

        Upon a Deferral Event, TCPL reserves the right not to issue TCPL Deferral Preferred Shares to an Ineligible Person. In such circumstances, the Indenture Trustee will hold all TCPL Deferral Preferred Shares that would otherwise be delivered to Ineligible Persons, as agent for Ineligible Persons, and the Indenture Trustee will deliver such shares to a broker retained by TCPL for the purpose of effecting the sale (to parties other than TCPL and its affiliates or other Ineligible Persons) on behalf of such Ineligible Persons of such TCPL Deferral Preferred Shares. Such sales, if any, may be made at any time and any price. Neither TCPL, the Trust nor the Indenture Trustee will be subject to any liability for failing to sell TCPL Deferral Preferred Shares on behalf of any such Ineligible Persons or at any particular price on any particular day. The net proceeds received by the Indenture Trustee from the sale of any TCPL Deferral Preferred Shares will be divided among the Ineligible Persons in proportion to the number of TCPL Deferral Preferred Shares that would otherwise have been deliverable to them, after deducting the costs of sale and any applicable withholding taxes. The Indenture Trustee will make payment of the aggregate net proceeds to the Clearing Agency (if the Trust Notes — Series 2015-A are then held in the book-entry only system) or to the registrar and transfer agent (in all other cases) for distribution to such Ineligible Persons in accordance with the Clearing Agency Procedures or otherwise.

        As a precondition to the delivery of any certificate or other evidence of issuance representing any TCPL Deferral Preferred Shares or related rights following a Deferral Event, TCPL may require the Trust to obtain from any Holder of Trust Notes — Series 2015-A (and persons holding Trust Notes — Series 2015-A represented by such Holder of Trust Notes — Series 2015-A) a declaration, in form and substance satisfactory to TCPL, confirming compliance with any applicable regulatory requirements to establish that such Holder of Trust Notes — Series 2015-A is not, and does not represent, an Ineligible Person.

Dividend Stopper Undertaking

        Pursuant to the Assignment and Set-Off Agreement, TCC and TCPL will covenant for the benefit of holders of the Trust Notes — Series 2015-A that, in the event of a Deferral Event, in the period commencing on the relevant Deferral Date to, but excluding, the first day of the applicable Dividend Declaration Resumption Month: (i) neither TCC nor TCPL will declare dividends of any kind on any of the Dividend Restricted Shares, as applicable; and (ii) neither TCC, TCPL nor any subsidiary of TCC or TCPL may redeem any Dividend Restricted Shares (other than TCPL Deferral Preferred Shares) or make any payment to holders of any of the Dividend Restricted Shares in respect of dividends not declared or paid on such Dividend Restricted Shares (other than, for greater certainty, accrued and unpaid dividends on TCPL Deferral Preferred Shares that are redeemed), and neither TCC nor TCPL nor any subsidiary of TCC or TCPL may purchase any Dividend Restricted Shares. It is in the interest of TCPL and TCC to ensure, to the extent within their control, that the Trust pays the interest to holders of the Trust Notes — Series 2015-A in cash on each Series 2015-A Interest Payment Date so as to avoid triggering the Dividend Stopper Undertaking.

Automatic Exchange

        The Trust Notes — Series 2015-A, including accrued and unpaid interest thereon, will be exchanged automatically (the "Automatic Exchange"), without the consent of the holders thereof, for the right to be issued newly issued TCPL Exchange Preferred Shares upon the occurrence of: (i) the making by TCC or TCPL of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada), (ii) any proceeding instituted by TCC or TCPL seeking to adjudicate it a bankrupt or insolvent or seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy, insolvency or reorganization, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for TCC or TCPL or any substantial part of its property and assets in circumstances where TCC or TCPL, as applicable, is adjudged a bankrupt or insolvent, (iii) a receiver, interim receiver, trustee or other similar official is appointed over TCC or TCPL or for any substantial part of its property and assets by a court of competent jurisdiction in circumstances where TCC or TCPL, as applicable, is adjudged a bankrupt or insolvent; or (iv) any proceeding is instituted against TCC or TCPL seeking to adjudicate it a bankrupt or insolvent or seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy, insolvency or reorganization, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for TCC or TCPL or any substantial part of its property and assets in circumstances where TCC or TCPL, as applicable, is adjudged a bankrupt or insolvent, and either such proceeding has not been stayed or dismissed within sixty (60) days of the institution of any such proceeding or the actions sought in such proceedings occur, including the entry of an order for relief against TCC or TCPL or the appointment of a receiver, interim receiver, trustee, or other similar official for it or for any substantial part of its property and assets.

        TCPL will mail written notice of the occurrence of the Automatic Exchange Event to the Trustee within 10 days of such event. Following the Automatic Exchange, holders of the Trust Notes — Series 2015-A immediately prior to the Automatic Exchange shall automatically cease to have any claim or entitlement to interest or principal against the Trust or any other rights as Series 2015-A Noteholders, including under the guarantee by TCPL.

        The TCPL Exchange Preferred Shares will carry the right to receive fixed quarterly cumulative preferential cash dividends, if, as and when declared by the Board of Directors, subject to the Canada Business Corporations Act, at the Perpetual Preferred Share Rate, subject to any applicable withholding tax. See "Description of TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares".

        The Automatic Exchange shall occur at the Exchange Time and will be effected pursuant to the terms of the Share Exchange Agreement. As of the Exchange Time, each holder of Trust Notes — Series 2015-A shall have exchanged and transferred to TCPL all of such holder's right, title and interest in and to its Trust Notes — Series 2015-A and shall thereupon automatically cease to be a holder thereof and all rights of such holder as a debtholder of the Trust (including under the guarantee by TCPL) shall automatically cease and such person shall therefrom be for all purposes entitled to a right to be issued TCPL Exchange Preferred Shares, which right shall be immediately and automatically exercised. Upon such exercise, holders of the Trust Notes — Series 2015-A will receive one TCPL Exchange Preferred Share for each U.S.$1,000 principal amount of Trust Notes — Series 2015-A previously held together with the number of TCPL Exchange Preferred Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Trust Notes — Series 2015-A, by U.S.$1,000. Holders of the Trust Notes — Series 2015-A will individually be bound by the Automatic Exchange, acting through the Exchange Trustee, on the basis contemplated by the Share Exchange Agreement.

        If, following the occurrence of an Automatic Exchange Event, for any reason, any Trust Notes — Series 2015-A remain outstanding and not owned by TCPL or an affiliate of TCPL, the Trust will redeem each U.S.$1,000 principal amount of Trust Notes — Series 2015-A not so exchanged for TCPL Exchange Preferred Shares for consideration consisting of one TCPL Exchange Preferred Share together with the number of TCPL Exchange Preferred Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Trust Notes — Series 2015-A from the immediately preceding Series 2015-A Interest Payment Date to, but excluding, the date the Automatic Exchange Event occurs, by U.S.$1,000. Each holder of Trust Notes — Series 2015-A so redeemed shall automatically cease to be a holder thereof and all rights of such holder as a debtholder of the Trust will automatically cease and such person shall therefrom be entitled only to the right to be issued TCPL Exchange Preferred Shares. It shall not be necessary for the Trust, in such circumstances, to provide any prior written notice of redemption to holders of the Trust Notes — Series 2015-A. The Trust will acquire the TCPL Exchange Preferred Shares required by it for purposes of such redemption, if any, from TCPL pursuant to the Subscription Right.

        Upon an Automatic Exchange of the Trust Notes — Series 2015-A for the right to receive TCPL Exchange Preferred Shares and the exercise of such right, TCPL reserves the right not to issue TCPL Exchange Preferred Shares to Ineligible Persons. In such circumstances, the Indenture Trustee will hold all TCPL Exchange Preferred Shares that would otherwise be delivered to Ineligible Persons, as agent for Ineligible Persons, and the Indenture Trustee will deliver such shares to a broker retained by TCPL for the purpose of effecting the sale (to parties other than TCPL, its affiliates or other Ineligible Persons) on behalf of such Ineligible Persons of such TCPL Exchange Preferred Shares. Such sales, if any, may be made at any time and any price. Neither TCPL, the Trust nor the Indenture Trustee will be subject to any liability for failing to sell TCPL Exchange Preferred Shares on behalf of any such Ineligible Persons or at any particular price on any particular day. The net proceeds received by the Indenture Trustee from the sale of any such TCPL Exchange Preferred Shares will be divided among the Ineligible Persons in proportion to the number of TCPL Exchange Preferred Shares that would otherwise have been deliverable to them, after deducting the costs of sale and any applicable withholding taxes. The Indenture Trustee will make payment of the aggregate net proceeds to the Clearing Agency (if the Trust Notes — Series 2015-A are then held in the book-entry only system) or to the registrar and transfer agent (in all other cases) for distribution to such Ineligible Persons in accordance with the Clearing Agency Procedures or otherwise.

        As a precondition to the delivery of any certificate or other evidence of issuance representing any TCPL Exchange Preferred Shares or related rights following an Automatic Exchange, TCPL may require the Trust to obtain from any Holder of Trust Notes — Series 2015-A (and persons holding Trust Notes — Series 2015-A represented by such Holder of Trust Notes — Series 2015-A) a declaration, in form and substance satisfactory to TCPL, confirming compliance with any applicable regulatory requirements to establish that such Holder of Trust Notes — Series 2015-A is not, and does not represent, an Ineligible Person.

        As the events that give rise to an Automatic Exchange are bankruptcy and related events, it is in the interests of TCPL to ensure that an Automatic Exchange does not occur, although the events that could give rise to an Automatic Exchange, namely the occurrence of an Automatic Exchange Event, may be beyond TCPL's control.

Trust Redemption Right

        On or after May 20, 2025, the Trust may, at its option, or at the direction of TCPL, on giving not more than 60 nor less than 30 days' notice to the holders of the Trust Notes — Series 2015-A, redeem the Trust Notes — Series 2015-A, in whole at any time or in part from time to time on any Series 2015-A Interest Payment Date. The redemption price per U.S.$1,000 principal amount of Trust Notes — Series 2015-A redeemed on any Series 2015-A Interest Payment Date will be par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. The redemption price payable by the Trust will be paid from the redemption proceeds it receives from TCPL upon the redemption of TCPL Sub Notes. Trust Notes — Series 2015-A redeemed in this regard shall be cancelled and shall not be reissued.

        In the event that TCPL causes the Trust to redeem the Trust Notes — Series 2015-A, or in the event TCPL or any of its subsidiaries or other affiliates purchase any of the Trust Notes — Series 2015-A, TCPL and its subsidiaries or other affiliates intend (without thereby assuming a legal obligation) to do so only to the extent the aggregate redemption or purchase price is equal to or less than the net proceeds, if any, received by TCPL or TCC from new issuances by TCPL or TCC or a subsidiary or affiliate of TCPL or TCC (including the Trust) during the period commencing on the 360th calendar day prior to the date of such redemption or purchase of securities which are assigned by S&P at the time of sale or issuance, an aggregate "equity credit" (or such similar nomenclature used by S&P from time to time) that is equal to or greater than the "equity credit" assigned to the Trust Notes — Series 2015-A to be redeemed or repurchased at the time of their issuance (but taking into account any changes in hybrid capital methodology or another relevant methodology or the interpretation thereof since the issuance of the Trust Notes — Series 2015-A), unless: (i) the issuer credit rating assigned by S&P to TCPL is at least A- (or such similar nomenclature then used by S&P or Moody's) and TCPL is comfortable that such rating would not fall below this level as a result of such redemption or purchase, or (ii) in the case of a purchase (x) such repurchase is of less than 10 percent of the aggregate principal amount of the Trust Notes — Series 2015-A originally issued in any period of 12 consecutive months or (y) a maximum of 25 percent of the aggregate principal amount of the Trust Notes — Series 2015-A originally issued in any period of ten consecutive years is purchased, or (iii) the Trust Notes — Series 2015-A are not assigned an "equity credit" (or such similar nomenclature then used by S&P at the time of such redemption or purchase), or (iv) the Trust Notes — Series 2015-A are redeemed pursuant to a Rating Event (to the extent it is triggered by a change of methodology at S&P), or a Tax Event, or (v) such redemption or purchase occurs on or after May 20, 2045.

Redemption on Rating Event or Tax Event

        The Trust may, at its option, on giving not more than 60 nor less than 30 days' notice to the holders of the Trust Notes — Series 2015-A, redeem all (but not less than all) of the Trust Notes — Series 2015-A upon the occurrence of a Rating Event or a Tax Event. The redemption price per U.S.$1,000 principal amount of Trust Notes — Series 2015-A will be equal to par (in the case of a Tax Event) and par plus $20 (in the case of a Rating Event), together with accrued and unpaid interest to but excluding the date fixed for redemption. Trust Notes — Series 2015-A redeemed by the Trust shall be cancelled and shall not be reissued.

Purchase for Cancellation

        The Trust Notes — Series 2015-A may be purchased, in whole or in part, by the Trust, at the direction of TCPL, in the open market or by tender or private contract. Trust Notes — Series 2015-A purchased by the Trust shall be cancelled and shall not be reissued. The purchase price payable by the Trust will be paid in cash. It is anticipated that the purchase price would be par or slightly below par.

Subordination

        The Trust Notes — Series 2015-A will be direct unsecured subordinated obligations of the Trust. The payment of principal and interest on the Trust Notes — Series 2015-A, to the extent provided in the Trust Indenture, will be subordinated in right of payment to the prior payment in full of all present and future Issuer Senior Indebtedness, and will be effectively subordinated to all indebtedness and obligations of any subsidiaries of the Trust.

        The subordination provisions and the event of default provisions of the Trust Notes — Series 2015-A as described herein are not likely to be relevant to the holders of the Trust Notes — Series 2015-A in their capacity as creditors of the Trust since, upon the occurrence of an Automatic Exchange Event, the Automatic Exchange provisions of the Trust Notes — Series 2015-A will result in the Trust Notes — Series 2015-A being automatically exchanged for the right to be issued TCPL Exchange Preferred Shares effective as of the Exchange Time. See "Risk Factors — Risks Related to the Trust Notes — Series 2015-A".

Events of Default

        An event of default in respect of the Trust Notes — Series 2015-A will occur only if the Trust or TCPL (i) resolves to wind-up or liquidate or is ordered wound-up or liquidated (other than in respect of a transaction of the kind permitted under "— Merger, Consolidation, Sale, Lease or Conveyance" below or in the event of any other dissolution of it, by operation of law) or (ii) makes a general assignment for the benefit of its creditors, or otherwise acknowledges its insolvency, becomes insolvent or is declared bankrupt or consents to the institution of bankruptcy or insolvency proceedings against it under any bankruptcy, insolvency or analogous laws or if a custodian, sequestrator, liquidator, receiver, receiver and manager or any other officer with similar powers is appointed of it or of its property or any part thereof which is, in the opinion of the Indenture Trustee, a substantial part thereof.

        The event of default provisions of the Trust Notes — Series 2015-A described herein are not likely to be relevant to holders of the Trust Notes — Series 2015-A in their capacity as creditors of the Trust since the Automatic Exchange provisions of the Trust Notes — Series 2015-A will result in the Trust Notes — Series 2015-A being exchanged for the right to be issued TCPL Exchange Preferred Shares effective as of the Exchange Time. See "— Automatic Exchange" and "Risk Factors".

        If an event of default has occurred and is continuing, and the Trust Notes — Series 2015-A have not already been automatically exchanged for the right to be issued TCPL Exchange Preferred Shares, the Indenture Trustee may, in its discretion and shall upon the request of holders of not less than one-quarter of the principal amount of Trust Notes — Series 2015-A then outstanding under the Trust Indenture, declare the principal of and interest on all outstanding Trust Notes — Series 2015-A to be immediately due and payable. There will be no right of acceleration in the case of a default in the performance of any covenant of the Trust or TCPL in the Trust Indenture, although a legal action could be brought to enforce such covenant.

Rights on Termination of the Trust

        The Trust may only be terminated with the approval of the holder of the Voting Trust Units and may only be terminated if no Trust Notes — Series 2015-A are outstanding or if all Trust Notes — Series 2015-A are held by TCPL or any of its affiliates. The holders of the Trust Notes — Series 2015-A will not be entitled to initiate proceedings for the termination of the Trust.

        TCPL will not approve the termination of the Trust unless the Trust has sufficient funds to pay the redemption price of the Trust Notes — Series 2015-A.

Guarantee by TCPL

        TCPL will guarantee, on a subordinated basis, the due and punctual payment of the principal amount of and interest on (including, in case of default, interest on the amount in default) the Trust Notes — Series 2015-A and performance by the Trust of all the Trust's obligations to the holders of the Trust Notes — Series 2015-A pursuant to the Share Exchange Agreement and the Assignment and Set-Off Agreement. The payment of principal and interest under TCPL's guarantee of the Trust Notes — Series 2015-A, to the extent provided in the Indenture, will be subordinated in right of payment to the prior payment in full of all present and future Guarantor Senior Indebtedness, and will be effectively subordinated to all indebtedness and obligations of TCPL's subsidiaries.

Additional TCPL Covenants

        In addition to the Dividend Stopper Undertaking, TCPL will covenant for the benefit of the holders of the Trust Notes — Series 2015-A, pursuant to the Share Exchange Agreement or the Assignment and Set-Off Agreement, as the case may be, that:

  (i)
  all of the outstanding Voting Trust Units will be held at all times, directly or indirectly, by TCPL;

  (ii)
  as long as any Trust Notes — Series 2015-A are outstanding and held by any person other than TCPL or an affiliate of TCPL, TCPL will not take any action to cause the termination of the Trust;

  (iii)
  TCPL will not create or issue any TCPL Preferred Shares which, in the event of insolvency or winding-up of TCPL, would rank in right of payment in priority to the TCPL Exchange Preferred Shares or the TCPL Deferral Preferred Shares;

  (iv)
  TCPL will not assign or otherwise transfer its obligations under the Share Exchange Agreement or the Assignment and Set-Off Agreement, except in the case of a merger, consolidation, amalgamation or reorganization or a sale of substantially all of the assets of TCPL;

  (v)
  if the Trust Notes — Series 2015-A have not been exchanged for rights to be issued TCPL Exchange Preferred Shares following the Automatic Exchange, TCPL will not, without the approval by Extraordinary Resolution of the holders of the Trust Notes — Series 2015-A, amend, delete or vary any terms attaching to the TCPL Exchange Preferred Shares other than amendments, deletions or variations which do not negatively impact future holders of TCPL Exchange Preferred Shares and amendments that relate to the preferred shares of TCPL as a class; and

  (vi)
  prior to the issuance of any TCPL Deferral Preferred Shares in respect of a Deferral Event, TCPL will not, without the approval by Extraordinary Resolution of the holders of the Trust Notes — Series 2015-A, amend, delete or vary any terms attaching to the TCPL Deferral Preferred Shares other than amendments, deletions or variations which do not negatively impact future holders of TCPL Deferral Preferred Shares and amendments that relate to the preferred shares of TCPL as a class.

Issue of TCPL Exchange and Deferral Preferred Shares in Connection with Automatic Exchange and Deferral Event

        All corporate action necessary to authorize TCPL to issue TCPL Exchange and Deferral Preferred Shares pursuant to the terms of the Trust Notes — Series 2015-A will be completed prior to the closing of the Offering.

Share Exchange Agreement

        On the Closing Date, TCPL, the Trust and the Exchange Trustee, as trustee for the holders of the Trust Notes — Series 2015-A, will enter into the Share Exchange Agreement providing for the grant of certain rights and obligations relating to the Automatic Exchange. Pursuant to the Share Exchange Agreement, TCPL will grant to the Exchange Trustee for the benefit of the holders of the Trust Notes — Series 2015-A the right to exchange such Trust Notes — Series 2015-A for the right to be issued TCPL Exchange Preferred Shares upon an Automatic Exchange and the Exchange Trustee on behalf of the holders of the Trust Notes — Series 2015-A will grant to TCPL the right to exchange such Trust Notes — Series 2015-A for the right to be issued TCPL Exchange Preferred Shares upon an Automatic Exchange. Holders of the Trust Notes — Series 2015-A will individually be bound by the Automatic Exchange, acting through the Exchange Trustee, on the basis contemplated by the Share Exchange Agreement. Pursuant to the Share Exchange Agreement, TCPL will covenant to take or refrain from taking certain actions so as to ensure that holders of the Trust Notes — Series 2015-A will receive the benefit of the Automatic Exchange, including obtaining the approval by Extraordinary Resolution of holders of the Trust Notes — Series 2015-A to any amendment to the provisions of the TCPL Exchange Preferred Shares (other than any amendments relating to the TCPL Preferred Shares as a class). See "— Additional TCPL Covenants" above.

Assignment and Set-Off Agreement

        On the Closing Date, TCPL, TCC, the Trust and the Indenture Trustee, as bare trustee and nominee for and on behalf of the holders of the Trust Notes — Series 2015-A, will enter into the Assignment and Set-Off Agreement providing for the Dividend Stopper Undertaking and the grant of certain rights and obligations relating to the Deferral Event Subscription.

Capital Reorganizations and Amalgamations

        If there is a capital reorganization, merger or amalgamation or sale of substantially all the assets of TCPL or a comparable transaction affecting the TCPL Exchange Preferred Shares, the Share Exchange Agreement will provide that holders of the Trust Notes — Series 2015-A will be entitled to receive, pursuant to the Automatic Exchange provisions, after the capital reorganization, merger or amalgamation or sale of substantially all the assets of TCPL or a comparable transaction affecting the TCPL Exchange Preferred Shares, the number of TCPL Exchange Preferred Shares or other securities or consideration of TCPL or of a corporation resulting, surviving or continuing from the capital reorganization, merger or amalgamation or sale of substantially all the assets of TCPL or a comparable transaction affecting the TCPL Exchange Preferred Shares, that such holder would have received had its Trust Notes — Series 2015-A been exchanged, pursuant to the Automatic Exchange, for TCPL Exchange Preferred Shares immediately prior to the record date of the capital reorganization, merger or amalgamation or sale of substantially all the assets of TCPL or a comparable transaction affecting the TCPL Exchange Preferred Shares.

        If there is a capital reorganization, merger or amalgamation or sale of substantially all the assets of TCPL or a comparable transaction affecting the TCPL Deferral Preferred Shares, the Assignment and Set-Off Agreement will provide that holders of the Trust Notes — Series 2015-A will be entitled to receive, upon a Deferral Event, after the capital reorganization, merger or amalgamation or sale of substantially all the assets of TCPL or a comparable transaction affecting the TCPL Deferral Preferred Shares, the number of TCPL Deferral Preferred Shares or other securities or consideration of TCPL or of a corporation resulting, surviving or continuing from the capital reorganization, merger or amalgamation or sale of substantially all the assets of TCPL or a comparable transaction affecting the TCPL Deferral Preferred Shares, that such holder would have received had the TCPL Deferral Preferred Shares been issued immediately prior to the record date of the capital reorganization, merger or amalgamation or sale of substantially all the assets of TCPL or a comparable transaction affecting the TCPL Deferral Preferred Shares.

Merger, Consolidation, Sale, Lease or Conveyance

        The Trust Indenture provides that neither the Trust nor TCPL will merge, amalgamate or consolidate with any other person and will not sell, lease or convey all or substantially all its assets to any person, unless the Trust or TCPL, as applicable, shall be the continuing person, or unless the successor corporation or person that acquires all or substantially all the assets of the Trust or TCPL, as applicable, shall expressly assume all of the covenants to be performed and conditions to be observed by the Trust or TCPL, as applicable, under the Trust Indenture, and unless immediately after such merger, amalgamation, consolidation, sale, lease or conveyance, the Trust or TCPL, as applicable, such person or such successor corporation shall not be in default in the performance of the covenants and conditions of such Trust Indenture to be performed or observed by the Trust or TCPL, as applicable.

        If such successor corporation or person that acquires all or substantially all the assets of the Trust or TCPL is organized under the laws of a jurisdiction other than the laws of Canada or any province of territory thereof or the United States, any state thereof or the District of Columbia, such successor corporation or person shall assume the Trust's or TCPL's obligations, as the case may be, under the Indenture to pay Additional Amounts, with the name of such successor jurisdiction being included in addition to Canada in each place that Canada appears in "Payment of Additional Amounts".

Payment of Additional Amounts

        All payments made by or on account of any obligation of the Trust under or with respect to the Trust Notes — Series 2015-A, or by or on account of any obligation of TCPL under or with respect to its guarantee of the Trust Notes — Series 2015-A, shall be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter, "Canadian Taxes"), unless the Trust or TCPL is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If the Trust or TCPL is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Trust Notes — Series 2015-A or the guarantee thereof, the Trust or TCPL shall pay as additional interest such additional amounts (hereinafter "Additional Amounts") as may be necessary so that the net amount received by each holder of the Trust Notes — Series 2015-A (including Additional Amounts) after such withholding or deduction shall not be less than the amount the holder of the Trust Notes — Series 2015-A would have received if such Canadian Taxes had not been withheld or deducted; provided, however, that no Additional Amounts shall be payable with respect to a payment made to a holder of the Trust Notes — Series 2015-A (hereinafter an "Excluded Holder") in respect of a beneficial owner (i) with which the Trust or TCPL does not deal at arm's length (for purposes of the Income Tax Act (Canada)) at the time of the making of such payment, (ii) which is subject to such Canadian Taxes by reason of the failure to comply with any certification, identification, information, documentation or other reporting requirement by a holder of the Trust Notes — Series 2015-A if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in, the rate of deduction or withholding of, such Canadian Taxes, (iii) where all or any portion of the amount paid to such holder of the Trust Notes — Series 2015-A is deemed to be a dividend paid to such Holder pursuant to subsection 214(16) of the Income Tax Act (Canada), or (iv) which is subject to such Canadian Taxes by reason of its carrying on business in or being connected with Canada or any province or territory thereof otherwise than by the mere holding of Trust Notes — Series 2015-A or the receipt of payments thereunder. The Trust or TCPL shall make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required under applicable law.

        If a holder of the Trust Notes — Series 2015-A has received a refund or credit for any Canadian Taxes with respect to which the Trust or TCPL has paid Additional Amounts, such holder of the Trust Notes — Series 2015-A shall pay over such refund to the Trust or TCPL (but only to the extent of such Additional Amounts), net of all out of-pocket expenses of such holder of the Trust Notes — Series 2015-A, together with any interest paid by the relevant tax authority in respect of such refund.

        If Additional Amounts are required to be paid as a result of a Tax Event, the Trust may elect to redeem the outstanding Trust Notes — Series 2015-A. See "— Redemption on Rating Event or Tax Event" above.

Amendment, Supplement and Waiver

        The Trust Indenture or the Trust Notes — Series 2015-A may be amended and any existing default or event of default or compliance with any provision of the Trust Indenture or the Trust Notes — Series 2015-A may be waived by Extraordinary Resolution; provided that, in any case, without the consent of each holder of the outstanding Trust Notes — Series 2015-A affected thereby, the Trust and the Trustee may not (a) extend the stated maturity of the principal of the Trust Notes — Series 2015-A, (b) reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, (c) reduce any amount payable on redemption thereof, (d) change the place at which or currency in which principal and interest payments are to be made, (e) reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or impair the right to institute suit for the enforcement of any payment on any of the Trust Notes — Series 2015-A when due, or (f) reduce the aforesaid percentage in principal amount of the Trust Notes — Series 2015-A.

Issue of Additional Trust Securities

        The Trust may, at any time and from time to time, issue additional Voting Trust Units, Trust Notes or other subordinated notes without the authorization of holders of the Trust Notes — Series 2015-A. In the event that the Trust issues additional series of subordinated notes, the rights, privileges, restrictions and conditions attached to such additional series may vary materially from the Trust Notes — Series 2015-A. In such event, the right of the holders of the Trust Notes — Series 2015-A to receive interest or principal may rank pari passu with the rights of the holders of other subordinated notes.

Governing Law

        The Indenture and the Trust Notes — Series 2015-A will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Book-Entry Only Form

        Upon issuance, the Trust Notes — Series 2015-A will be represented by one or more fully registered global securities (the "Global Securities") registered in the name of Cede & Co. (the nominee of The Depository Trust Company (the "Clearing Agency")), or such other name as may be requested by an authorized representative of the Clearing Agency. The authorized denominations of each Trust Note — Series 2015-A will be U.S.$1,000 and integral multiples thereof. Accordingly, the Trust Notes — Series 2015-A may be transferred or exchanged only through the Clearing Agency and its participants. Except as described below, owners of beneficial interests in the Global Securities will not be entitled to receive the Trust Notes — Series 2015-A in definitive form.

        Beneficial interests in the Trust Notes — Series 2015-A will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Clearing Agency. Holders of the Trust Notes — Series 2015-A may elect to hold interests in the Trust Notes — Series 2015-A in global form through either the Clearing Agency in the U.S. or Clearstream Banking, société anonyme ("Clearstream, Luxembourg"), or Euroclear Bank S.A./N.V.

("Euroclear"), if they are participants in those systems, or indirectly through organizations which are participants in those systems. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream, Luxembourg's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the Clearing Agency.

        Each person owning a beneficial interest in a Global Security must rely on the procedures of the Clearing Agency and, if such person is not a participant, on the procedures of the participant through which such person owns its interest in order to exercise any rights of a holder under the Trust Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security representing the Trust Notes — Series 2015-A.

        The following is based on information furnished by the Clearing Agency:

        The Clearing Agency is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Clearing Agency holds securities that its participants ("Participants") deposit with the Clearing Agency. The Clearing Agency also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. These direct Participants ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Clearing Agency is a wholly-owned subsidiary of the Depository Trust & Clearing Corporation ("DTCC"). DTCC is the holding company for the Clearing Agency, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the Clearing Agency's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Clearing Agency and its Participants are on file with the SEC.

        Purchases of the Trust Notes — Series 2015-A under the Clearing Agency's system must be made by or through Direct Participants, which will receive a credit for such Trust Notes — Series 2015-A on the Clearing Agency's records. The ownership interest of each actual purchaser of each Trust Note — Series 2015-A represented by a Global Security ("Beneficial Owner") is in turn to be recorded on the Direct Participants' and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Clearing Agency of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in a Global Security representing the Trust Notes — Series 2015-A are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of a Global Security representing the Trust Notes — Series 2015-A will not receive the Trust Notes — Series 2015-A in definitive form representing their ownership interests therein, except in the event that use of the book-entry system for such Trust Notes — Series 2015-A is discontinued.

        To facilitate subsequent transfers, the Global Securities representing the Trust Notes — Series 2015-A which are deposited with the Clearing Agency are registered in the name of the Clearing Agency's nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Clearing Agency. The deposit of Global Securities with the Clearing Agency and their registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. The Clearing Agency has no knowledge of the actual Beneficial Owners of the Global Securities representing the Trust Notes — Series 2015-A; the Clearing Agency's records reflect only the identity of the Direct Participants to whose accounts such Trust Notes — Series 2015-A are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by the Clearing Agency to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither the Clearing Agency nor Cede & Co. (nor such other nominee of the Clearing Agency) will consent or vote with respect to the Global Securities representing the Trust Notes — Series 2015-A. Under its usual procedures, the Clearing Agency mails an "omnibus proxy" to the Trust as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Trust Notes — Series 2015-A are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

        Principal, premium, if any, and interest payments on the Global Securities representing the Trust Notes — Series 2015-A will be made to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Clearing Agency). The Clearing Agency's practice is to credit Direct Participants' accounts, upon the Clearing Agency's receipt of funds and corresponding detailed information from the Trust or the Trustee, on the applicable payment date in accordance with their respective holdings shown on the Clearing Agency's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of the Clearing Agency, the applicable Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Clearing Agency) is the responsibility of the Trust or the applicable Trustee (provided it has received funds from the Trust), disbursement of such payments to Direct Participants shall be the responsibility of the Clearing Agency, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

        The Clearing Agency may discontinue providing its services as securities depository with respect to the Trust Notes — Series 2015-A at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Trust Notes — Series 2015-A in definitive form are required to be printed and delivered to each holder.

        We may decide to discontinue use of the system of book-entry transfers through the Clearing Agency (or a successor securities depositary). In that event, the Trust Notes — Series 2015-A in definitive form will be printed and delivered.

        Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations ("Clearstream participants"), and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant, either directly or indirectly.

        Distributions with respect to interests in the Trust Notes — Series 2015-A held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the Clearing Agency for Clearstream, Luxembourg.

        Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear participants"), and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. ("Euroclear Operator"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

        Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System, and receipts of payment with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no records of or relationship with persons holding through Euroclear participants.

        Distributions with respect to the Trust Notes — Series 2015-A held beneficially through the Euroclear System will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for the Euroclear System.

        The information in this section concerning the Clearing Agency and the Clearing Agency's book-entry system, Clearstream, Luxembourg and Euroclear has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and the Clearing Agency and any changes to such procedures that may be instituted unilaterally by the Clearing Agency, Clearstream, Luxembourg and Euroclear.

Transfers

        Transfers of ownership of the Trust Notes — Series 2015-A will be effected only through records maintained by the Clearing Agency for such Trust Notes — Series 2015-A with respect to interests of Participants and on the records of Participants with respect to interests of persons other than Participants. Holders of the Trust Notes — Series 2015-A who are not Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interests in the Trust Notes — Series 2015-A, may do so only through Participants. The ability of a holder to pledge Trust Notes — Series 2015-A or otherwise take action with respect to such holder's interest in Trust Notes — Series 2015-A (other than through a Participant) may be limited due to the lack of a physical certificate. See "Risk Factors — Risks Related to the Trust Notes — Series 2015-A — Liquidity of and Dealings in Trust Notes — Series 2015-A".

Payments and Deliveries

        As long as the Clearing Agency is the registered owner of the Trust Notes — Series 2015-A, the Clearing Agency will be considered the sole owner of the Trust Notes — Series 2015-A for the purposes of receiving payments on the Trust Notes — Series 2015-A or the delivery of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares upon the occurrence of an Automatic Exchange or Deferral Event, as applicable. Payments of interest in respect of Trust Notes — Series 2015-A will be made by the Trust to the Clearing Agency as the registered holder of the Trust Notes — Series 2015-A and the Trust understands that such payments will be forwarded by the Clearing Agency to Participants in accordance with the Clearing Agency Procedures. Deliveries of TCPL Exchange Preferred Shares in respect of the exercise or operation of the Automatic Exchange or TCPL Deferral Preferred Shares in connection with a Deferral Event in the limited circumstances described under "— Automatic Exchange" and "— Deferral Right" will be made by TCPL or the Trust, as the case may be, to the Clearing Agency as the registered holder of the Trust Notes — Series 2015-A and TCPL and the Trust understand that such shares will be forwarded by the Clearing Agency to Participants in accordance with the Clearing Agency Procedures. As long as the Trust Notes — Series 2015-A are held in the Clearing Agency book-entry only system, the responsibility and liability of the Trustee and/or TCPL in respect of the Trust Notes — Series 2015-A is limited to making payment of any amount due on the Trust Notes — Series 2015-A and/or making delivery of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares in respect thereof to the Clearing Agency.

The Voting Trust Units

        Pursuant to the Declaration of Trust, the Trust may issue an unlimited number of Voting Trust Units. TCPL will at all times own, directly or indirectly, all of the Voting Trust Units. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Voting Trust Units. This summary is qualified in its entirety by the provisions of the Declaration of Trust.

Voting Rights

        The Declaration of Trust provides that a holder of Voting Trust Units is entitled to vote in respect of, among other things: (i) the termination of the Trust as set forth under "Description of the Trust Securities — Trust Notes — Series 2015-A — Rights on Termination of the Trust"; (ii) the removal and replacement of the Trustee; and (iii) the removal and replacement of the Administrative Agent.

Distributions

        TCPL or affiliates of TCPL, as holders of the Voting Trust Units, shall be entitled to receive the net distributable funds on all assets of the Trust, if any, of the Trust remaining after discharge of the obligations of the Trust to creditors, including the holders of the Trust Notes — Series 2015-A.

Redemption, Repurchase

        The Trust, with the consent of the holder of the Voting Trust Units, may redeem all or part of the Voting Trust Units at any time but will not redeem all unless there are no Trust Notes — Series 2015-A outstanding and held by any person other than TCPL or any of its affiliates. In addition, TCPL may require the Trust to repurchase at any time all, or from time to time part, of the Voting Trust Units but TCPL may not require the Trust to repurchase all of the Voting Trust Units unless there are no Trust Notes — Series 2015-A outstanding and held by any person other than TCPL or any of its affiliates.

Rights on Termination of the Trust

        In the event of a termination of the Trust, after the discharge of the obligations of the Trust to creditors, TCPL and/or its affiliates, as holders of the Voting Trust Units, will be entitled to the remaining property of the Trust.

 DESCRIPTION OF TCPL EXCHANGE PREFERRED SHARES
AND TCPL DEFERRAL PREFERRED SHARES

        The following is a summary of the rights, privileges, restrictions and conditions attaching to the TCPL Exchange Preferred Shares and the TCPL Deferral Preferred Shares (collectively, the "TCPL Exchange and Deferral Preferred Shares"). This summary is qualified in its entirety by the articles and by-laws of TCPL and the actual terms and conditions of the TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares, respectively.

Issue Price

        The TCPL Exchange and Deferral Preferred Shares will have an issue price of U.S.$1,000 per share.

Dividends

        Holders of TCPL Exchange and Deferral Preferred Shares will be entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors, subject to the Canada Business Corporations Act, equal to the Perpetual Preferred Share Rate, payable on each quarterly dividend payment date, subject to applicable withholding tax. If the Board of Directors does not declare the dividends, or any part thereof, on the TCPL Exchange and Deferral Preferred Shares on or before the dividend payment date for a particular quarterly period, such dividend or the unpaid part thereof shall be paid on a subsequent date or dates to be determined by the Board of Directors on which TCPL shall have sufficient monies properly available, under the provisions of applicable law and under the provisions of any trust indenture governing bonds, debentures or other securities of TCPL, for the payment of the same.

Redemption of the TCPL Exchange Preferred Shares

        The TCPL Exchange Preferred Shares will not be redeemable by TCPL on or prior to the date that is ten years from the Closing Date. After that date, but subject to the provisions of the Canada Business Corporations Act and the provisions described below under "— Restrictions on Dividends and Retirement of TCPL Exchange Preferred Shares", TCPL may redeem at any time all, or from time to time any part, of the outstanding TCPL Exchange Preferred Shares, without the consent of the holders, on not more than 60 days and not less than 30 days prior notice, by the payment of an amount in cash for each such share so redeemed of U.S.$1,000 per share together with an amount equal to all accrued and unpaid dividends thereon, subject to any applicable withholding tax.

Redemption of the TCPL Deferral Preferred Shares

        Subject to the provisions of the Canada Business Corporations Act and the provisions described below under "— Restrictions on Dividends and Retirement of TCPL Deferral Preferred Shares", TCPL may redeem at any time all, or from time to time any part, of the outstanding TCPL Deferral Preferred Shares, without the consent of the holders, on not more than 60 days and not less than 30 days prior notice, by the payment of an amount in cash for each such share so redeemed of U.S.$1,000 per share together with an amount equal to all accrued and unpaid dividends thereon, subject to any applicable withholding tax.

Presentation for Redemption or Sale

        A redemption or sale to TCPL of TCPL Exchange Preferred Shares and/or TCPL Deferral Preferred Shares, as applicable, will be effected by the holder transferring such holder's TCPL Exchange Preferred Shares and/or TCPL Deferral Preferred Shares to be redeemed or sold, as the case may be, to the account of TCPL in the Clearing Agency (or, in the event that the TCPL Exchange

Preferred Shares and/or TCPL Deferral Preferred Shares are not then issued in book-entry only form, by depositing with the transfer agent for the TCPL Exchange Preferred Shares and/or TCPL Deferral Preferred Shares, at one of its principal offices, certificates representing such TCPL Exchange Preferred Shares and/or TCPL Deferral Preferred Shares).

Purchase for Cancellation

        On or after the date that is ten years after the Closing Date in the case of the TCPL Exchange Preferred Shares, and at any time after the date of issuance of such shares in the case of the TCPL Deferral Preferred Shares, but, in either case, subject to the provisions described below under "— Restrictions on Dividends and Retirement of TCPL Exchange Preferred Shares" and "— Restrictions on Dividends and Retirement of TCPL Deferral Preferred Shares", respectively, TCPL may, purchase for cancellation any TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares in the open market or by tender or private contract at any price, subject to any applicable withholding tax. Any such shares purchased by TCPL shall be cancelled and shall not be reissued.

Rights on Liquidation

        In the event of the liquidation, dissolution or winding-up of TCPL, the holders of the TCPL Exchange and Deferral Preferred Shares shall be entitled to receive U.S.$1,000 per share (less any amount that may have been returned to holders as a return of capital), together with all accrued and unpaid dividends thereon, subject to any applicable withholding tax, before any amount shall be paid or any assets of TCPL distributed to the holders of TCPL Common Shares or any shares ranking junior to the TCPL Exchange and Deferral Preferred Shares. The holders of the TCPL Exchange and Deferral Preferred Shares shall not be entitled to share in any further distribution of the property or assets of TCPL.

Restrictions on Dividends and Retirement of TCPL Exchange Preferred Shares

        So long as any of the TCPL Exchange Preferred Shares are outstanding, TCPL will not, without the approval of the holders of the TCPL Exchange Preferred Shares, given as specified below:

  (i)
  declare any dividend on the TCPL Common Shares or any other shares ranking junior to the TCPL Exchange Preferred Shares (other than stock dividends on shares ranking junior to the TCPL Exchange Preferred Shares); or

  (ii)
  redeem, purchase or otherwise retire any TCPL Common Shares or any other shares ranking junior to the TCPL Exchange Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the TCPL Exchange Preferred Shares); or

  (iii)
  redeem, purchase or otherwise retire: (i) less than all the TCPL Exchange Preferred Shares; or (ii) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of TCPL, any other shares ranking on a parity with the TCPL Exchange Preferred Shares;

unless, in each case, all dividends on the TCPL Exchange Preferred Shares and on all other shares ranking prior to or on a parity with the TCPL Exchange Preferred Shares, have been declared and paid or set apart for payment.

Restrictions on Dividends and Retirement of TCPL Deferral Preferred Shares

        So long as any of the TCPL Deferral Preferred Shares are outstanding, TCPL shall not, without the approval of the holders of the TCPL Deferral Preferred Shares:

  (i)
  declare any dividend on the TCPL Common Shares or any other shares ranking junior to the TCPL Deferral Preferred Shares (other than stock dividends on shares ranking junior to the TCPL Deferral Preferred Shares); or

  (ii)
  redeem, purchase or otherwise retire any TCPL Common Shares or any other shares ranking junior to the TCPL Deferral Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the TCPL Deferral Preferred Shares).

        In addition, so long as any of the TCPL Deferral Preferred Shares are outstanding TCPL shall not, without the approval of the holders of the TCPL Deferral Preferred Shares, redeem, repurchase or otherwise retire: (i) less than all of the TCPL Deferral Preferred Shares; or (ii) except pursuant to any purchase obligation, sinking fund, retraction privilege, or mandatory redemption provisions attaching to any series of preferred shares of TCPL, any other shares ranking pari passu with the TCPL Deferral Preferred Shares, unless, in each case, all dividends payable on the TCPL Deferral Preferred Shares, and on all other shares ranking prior to or pari passu with the TCPL Deferral Preferred Shares, have been declared and paid or set apart for payment.

Issue of Additional Series of TCPL Preferred Shares

        TCPL may issue other series of TCPL Preferred Shares without the authorization of the holders of the TCPL Exchange and Deferral Preferred Shares, as applicable.

Shareholder Approvals

        The approval of any amendments to the rights, privileges, restrictions and conditions attaching to the TCPL Exchange and Deferral Preferred Shares, respectively, may be given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of holders of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares, as applicable, at which at least a majority of the outstanding TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares, as applicable, is represented or, if no quorum is present at such meeting, at a meeting following such adjourned meeting at which no quorum requirement would apply. Pursuant to the Share Exchange Agreement and the Assignment and Set-Off Agreement, TCPL will covenant that for so long as the Trust Notes — Series 2015-A are outstanding no amendment will be made to the rights, privileges, restrictions and conditions of the TCPL Exchange Preferred Shares and the TCPL Deferral Preferred Shares, respectively, (other than any amendments relating to the TCPL Preferred Shares as a class) without the prior approval of the holders of the Trust Notes — Series 2015-A by Extraordinary Resolution.

Voting Rights

        The holders of the TCPL Exchange and Deferral Preferred Shares, as applicable, will not be entitled to receive notice of or to attend or to vote at any meeting of the shareholders of TCPL unless and until TCPL shall fail to pay in aggregate six quarterly dividends on the TCPL Exchange and Deferral Preferred Shares, as applicable, whether or not consecutive and whether or not dividends have been declared and whether or not there are any monies of TCPL properly applicable to the payment of dividends. In that event, the holders of the TCPL Exchange and Deferral Preferred Shares, as applicable, will be entitled to receive notice of, and to attend, all meetings of shareholders and will be entitled to one vote for each share held. The voting rights of the holders of the TCPL Exchange and

Deferral Preferred Shares shall forthwith cease upon payment by TCPL of all arrears of dividends on any outstanding TCPL Exchange and Deferral Preferred Shares, as applicable, unless and until six quarterly dividends on the TCPL Exchange and Deferral Preferred Shares shall again be in arrears and unpaid.

Tax Election

        The TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares will be "taxable preferred shares" as defined in the Tax Act for purposes of the tax under Part IV.1 of the Tax Act. The terms of the TCPL Exchange and Deferral Preferred Shares will require TCPL to make the necessary election under Part VI.1 of the Tax Act so that corporate holders will not be subject to the tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the TCPL Exchange and Deferral Preferred Shares. See "Canadian Federal Income Tax Considerations".

Book-Entry Only Form

        Unless TCPL elects otherwise, the TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares will be issued in "book-entry only" form and, subject to the limitations applicable to the TCPL Deferral Preferred Shares described under "Description of the Trust Securities — Trust Notes — Series 2015-A — Deferral Right", may be purchased, held and transferred in substantially the same manner as the Trust Notes — Series 2015-A. See "Description of the Trust Securities — Trust Notes — Series 2015-A — Book-Entry Only Form".

DESCRIPTION OF THE TCPL SUB NOTES

        The following is a summary of the terms and conditions attaching to the TCPL Sub Notes. This summary is qualified in its entirety by the terms of the TCPL Sub Notes.

Interest and Maturity

        Each TCPL Sub Note will be dated as of the Closing Date and will mature on May 20, 2075. From the Closing Date to May 20, 2025, TCPL will pay interest on the TCPL Sub Notes in equal semi-annual installments on May 20 and November 20 of each year. Notwithstanding the foregoing, assuming the TCPL Sub Notes are issued on May 20, 2015, the first interest payment on the TCPL Sub Notes on November 20, 2015 will be in the amount of U.S.$29.375 per U.S.$1,000 principal amount of TCPL Sub Notes. Starting on August 20, 2025, TCPL will pay interest on the TCPL Sub Notes on every February 20, May 20, August 20 and November 20 of each year during which the TCPL Sub Notes are outstanding thereafter until May 20, 2075 (each such semi-annual or quarterly date, as applicable, a "TCPL Sub Note Interest Payment Date").

        From the Closing Date to, but excluding, May 20, 2025, the interest rate on the TCPL Sub Notes will be fixed at 5.875% per annum, payable in arrears. Starting on May 20, 2025, and on every February 20, May 20, August 20 and November 20 of each year during which the TCPL Sub Notes are outstanding thereafter until May 20, 2075 (each such date, a "TCPL Sub Notes Interest Reset Date"), the interest rate on the TCPL Sub Notes will be reset as follows: (i) starting on May 20, 2025, on every TCPL Sub Notes Interest Reset Date, until May 20, 2045, the interest rate on the TCPL Sub Notes will be reset at an interest rate per annum equal to the three month LIBOR plus 3.778%, payable in arrears, with the first payment at such rate being on August 20, 2025 and, (ii) starting on May 20, 2045, on every TCPL Sub Notes Interest Reset Date, until May 20, 2075, the interest rate on the TCPL Sub Notes will be reset on each TCPL Sub Notes Interest Reset Date at an interest rate per annum equal to the three month LIBOR plus 4.528%, payable in arrears, with the first payment at such rate being on August 20, 2045.

        In addition to the TCPL Sub Notes, the Trust may acquire other assets from time to time. The proceeds from the subscription by TCPL, directly or indirectly, for Voting Trust Units of U.S.$5,001,000 pursuant to the Subscription Agreements will be used by the Trust to pay its expenses of the Offering. To the extent there is a funding shortfall, the Trust will borrow the necessary amount from TCPL under the Credit Facility.

Redemption at the Option of TCPL

        On or after May 20, 2025 TCPL may, at its option, on giving not more than 60 nor less than 30 days' notice to the holder of the TCPL Sub Notes, redeem the TCPL Sub Notes, in whole at any time or in part from time to time. The redemption price per U.S.$1,000 principal amount redeemed on any TCPL Sub Note Interest Reset Date will be par, together in either case with accrued and unpaid interest to but excluding the date fixed for redemption. The TCPL Sub Notes redeemed shall be cancelled and shall not be reissued.

        If TCPL has redeemed the TCPL Sub Notes, in whole or in part, the Trust will be required to redeem a corresponding principal amount of the Trust Notes — Series 2015-A. It is the intention of the Trust to use the proceeds of redemption received in respect of the TCPL Sub Notes to make payment to the holders of the Trust Notes — Series 2015-A to be redeemed, as required.

        Notwithstanding the foregoing, in the event that the Trust elects to redeem the Trust Notes — Series 2015-A as a result of a Rating Event or Tax Event, TCPL shall redeem a corresponding amount of TCPL Sub Notes, at a redemption price per $1,000 principal amount of TCPL Sub Notes equal to par (in the case of a Tax Event) or par plus $20 (in the case of a Rating Event), together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Redemption on Tax or Rating Event

        TCPL may, at its option, on giving not more than 60 nor less than 30 days' notice to the holder of the TCPL Sub Notes, redeem all (but not less than all) of the TCPL Sub Notes upon the occurrence of a Rating Event or a Tax Event. The redemption price per U.S.$1,000 principal amount of the TCPL Sub Notes will be equal to par (in the case of a Tax Event) or par plus $20 (in the case of a Rating Event), together with accrued and unpaid interest to but excluding the date fixed for redemption.

Events of Default

        An event of default in respect of the TCPL Sub Notes will occur only if TCPL (i) resolves to wind-up or liquidate or is ordered wound-up or liquidated (other than in respect of certain transactions permitted under the TCPL Sub Note Trust Indenture similar to the transactions described under "Description of the Trust Securities — Merger, Consolidation, Sale, Lease or Conveyance" above, or in the event of any other dissolution of the TCPL, by operation of law) or (ii) makes a general assignment for the benefit of its creditors, or otherwise acknowledges its insolvency, becomes insolvent or is declared bankrupt or consents to the institution of bankruptcy or insolvency proceedings against it under any bankruptcy, insolvency or analogous laws or if a custodian, sequestrator, liquidator, receiver, receiver and manager or any other officer with similar powers is appointed of TCPL or of the property of TCPL or any part thereof which is, in the opinion of the trustee under the TCPL Sub Note Trust Indenture, a substantial part thereof.

        The event of default provisions of the TCPL Sub Notes described herein are not likely to be relevant to holders of the Trust Notes — Series 2015-A since the Automatic Exchange provisions of the Trust Notes — Series 2015-A will result in the Trust Notes — Series 2015-A being exchanged for the right to be issued TCPL Exchange Preferred Shares effective as of the Exchange Time. Failure by TCPL to make payments or to satisfy its other obligations under the TCPL Sub Notes will not entitle the Trust to accelerate the TCPL Sub Notes.

Priority of the TCPL Sub Notes

        The TCPL Sub Notes are junior unsecured subordinated obligations of TCPL. The payment of principal and interest on the TCPL Sub Notes, to the extent provided in the Indenture, will be subordinated in right of payment to the prior payment in full of all present and future TCPL Senior Indebtedness, and will be effectively subordinated to all indebtedness and obligations of TCPL's subsidiaries. See "Risk Factors — Risks Related to the Trust Notes — Series 2015-A".

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Stikeman Elliott LLP, Canadian tax counsel to the Trust and TCPL, and Norton Rose Fulbright Canada LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of Trust Notes — Series 2015-A who acquires Trust Notes — Series 2015-A under the Offering and who, for purposes of the Tax Act and at all relevant times, (i) is not, and is not deemed to be, resident in Canada, (ii) deals at arm's length with and is not affiliated with TCPL or the Trust or any of their respective affiliates, (iii) deals at arm's length with any transferee resident (or deemed to be resident) in Canada to whom the Holder disposes of a Trust Note — Series 2015-A, (iv) is not a financial institution, and (v) holds Trust Notes — Series 2015-A and any TCPL Exchange and Deferral Preferred Shares as capital property (a "Non-Resident Holder"). Generally, Trust Notes — Series 2015-A and TCPL Exchange and Deferral Preferred Shares will be considered to constitute capital property to a Non-Resident Holder provided that the Non-Resident Holder does not hold Trust Notes — Series 2015-A or TCPL Exchange and Deferral Preferred Shares in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Special rules, which are not discussed in this summary, may apply to certain Non-Resident Holders that are (i) insurers carrying on an insurance business in Canada and elsewhere or (ii) an "authorized foreign bank" (as defined in the Tax Act).

        This summary is based upon the current provisions of the Tax Act and the regulations issued thereunder in force as of the date hereof, and all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and counsel's understanding of the administrative policies and assessing practices of the CRA published in writing by the CRA prior to the date hereof. This summary is not exhaustive of all Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or CRA administrative policies and assessing practices, whether by way of legislative, governmental or judicial decision or action, nor does it take into account or consider any other federal tax considerations or any provincial, territorial or foreign tax considerations, which may differ materially from those discussed herein. While this summary assumes that the Tax Proposals will be enacted in the form proposed, no assurance can be given that such proposals will be enacted in their current form, or at all.

        Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Trust Notes — Series 2015-A, TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares must be determined in Canadian dollars. Any such amount that is expressed or denominated in a currency other than Canadian dollars must be converted into Canadian dollars using the relevant exchange rate quoted by the Bank of Canada at noon on the relevant day or such other rate of exchange acceptable to the Minister of National Revenue (Canada).

        This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Non-Resident Holder and no representation with respect to the income tax consequences to any particular Non-Resident Holder is made. Prospective purchasers of Trust Notes — Series 2015-A should consult their own tax advisors with respect to the tax consequences of acquiring, holding and disposing of Trust Notes — Series 2015-A.

Trust Notes — Series 2015-A

Interest on and disposition of the Trust Notes — Series 2015-A

        Under the Tax Act, interest, principal and premium, if any, paid or credited, or deemed to be paid or credited to a Non-Resident Holder on Trust Notes — Series 2015-A, including any interest that is applied on behalf of a Non-Resident Holder to acquire TCPL Deferral Preferred Shares upon a Deferral Event and any interest that is paid to the Non-Resident Holder by the issuance of rights to acquire TCPL Exchange Preferred Shares upon an Automatic Exchange, will be exempt from Canadian non-resident withholding tax. No other taxes on income (including taxable capital gains) will be payable under the Tax Act in respect of the acquisition, holding, redemption or disposition of Trust Notes — Series 2015-A, or the receipt of interest, premium or principal thereon by a Non-Resident Holder solely as a consequence of such acquisition, holding, redemption or disposition of Trust Notes — Series 2015-A.

Rights under Automatic Exchange and Deferral Event Subscription

        TCPL and the Exchange Trustee have been advised by HSBC Securities (USA) Inc. and Credit Suisse Securities (USA) LLC, that the value to Non-Resident Holders of the rights under each of the Automatic Exchange and the Deferral Event Subscription is nominal and, therefore, TCPL is of the view that no amount should be allocated to such rights. However, this determination is not binding on the CRA.

Deferral Event

        A Non-Resident Holder may acquire TCPL Deferral Preferred Shares upon the occurrence of a Deferral Event. The cost to a Non-Resident Holder of the TCPL Deferral Preferred Share received will be equal to the amount of interest that is applied on behalf of such Non-Resident Holder to acquire such share.

Automatic Exchange

        An exchange of Trust Notes — Series 2015-A by a Non-Resident Holder for rights to acquire TCPL Exchange Preferred Shares pursuant to an Automatic Exchange will result in a disposition of such Trust Notes — Series 2015-A for purposes of the Tax Act for proceeds equal to the fair market value of the TCPL Exchange Preferred Shares which the Non-Resident Holder has the right to acquire, not including any amount considered to be interest. A Non-Resident Holder will not generally be subject to tax under the Tax Act in respect of such disposition or the exercise of such rights to acquire TCPL Exchange Preferred Shares. The aggregate cost to a Non-Resident Holder of the TCPL Exchange Preferred Shares ultimately received on an Automatic Exchange will be equal to the fair market value thereof at the time received.

TCPL Exchange and Deferral Preferred Shares

Dividends

        A dividend (including a deemed dividend) received on TCPL Exchange and Deferral Preferred Shares by a Non-Resident Holder will generally be subject to Canadian non-resident withholding tax under the Tax Act at a rate of 25 percent, subject to any reduction in the rate of such withholding under the provisions of an income tax treaty or convention. For a Non-Resident Holder who is a resident of the United States and qualifies for the Canada- United States Tax Convention, the rate of withholding will generally be reduced to 15 percent or such other applicable rate pursuant to the income tax treaty.

Dispositions

        A Non-Resident Holder of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares who disposes of or is deemed to dispose of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares (other than as discussed under "Redemption or Other Acquisition by TCPL") will not be subject to tax in respect of any capital gain realized on a disposition of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares unless the TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares constitute "taxable Canadian property" (as defined in the Tax Act) to the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. The TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares will be considered taxable Canadian property if such shares are not listed on a designated stock exchange and, at any time during the 60-month period immediately preceding the disposition, the TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares derived (directly or indirectly) more than 50 percent of their fair market value from real or immovable property situated in Canada, Canadian resource properties, timber resource properties or options or interests in respect of any such property, all as defined for the purposes of the Tax Act.

        If the TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares are considered taxable Canadian property to the Non-Resident Holder, a disposition or deemed disposition of such TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares (other than as discussed under "Redemption or Other Acquisition by TCPL") will generally give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares to the Non-Resident Holder. Generally, one half of any such capital gain must be included in the Non-Resident Holder's income for that year and one half of any such capital loss must be deducted against taxable capital gains realized in that year from dispositions of taxable Canadian property. Certain excess allowable capital losses from the dispositions of taxable Canadian property may be claimed in any of the three preceding taxation years or any subsequent taxation year subject to the rules contained in the Tax Act.

        An applicable income tax treaty or convention may apply to exempt a Non- Resident Holder from tax under the Tax Act in respect of a disposition of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares, as the case may be, notwithstanding that such shares may constitute taxable Canadian property.

Redemption or Other Acquisition by TCPL

        If TCPL redeems for cash or otherwise acquires the TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares, other than by a purchase in the manner in which shares are normally purchased by a member of the public in the open market, the Non-Resident Holder will be deemed to have received a dividend equal to the amount, if any, paid by TCPL in excess of the paid-up capital of such shares for purposes of the Tax Act at such time. Such deemed dividend will be subject to the treatment described above under "Dividends". The difference between the amount paid and the amount of the deemed dividend will be treated as proceeds of disposition for the purposes of computing the capital gain or capital loss arising on a disposition of such shares. In the case of a corporate shareholder, it is possible that in certain circumstances all or part of the amount so deemed to be a dividend may be treated as proceeds of disposition and not as a dividend.

 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Trust Notes — Series 2015-A. Except where noted, this discussion only applies to Trust Notes — Series 2015-A that are held as capital assets by holders who purchase the Trust Notes — Series 2015-A upon their original issuance at their initial offering price. This discussion does not describe all of the material tax considerations that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, tax-exempt entities, certain former citizens or residents of the United States, dealers and certain traders in securities, persons holding the Trust Notes — Series 2015-A as part of a hedge, straddle or other integrated transaction or persons whose functional currency is not the U.S. dollar. In addition, this discussion does not address the effect of any state, local, foreign or other tax laws or any U.S. federal estate, gift or alternative minimum tax considerations. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below.

        As used in this prospectus, the term "U.S. Holder" means a beneficial owner of Trust Notes — Series 2015-A that is for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust with respect to which (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) a valid election is in effect under applicable Treasury regulations to be treated as a U.S. person.

        The term "Non-U.S. Holder" means a beneficial owner of Trust Notes — Series 2015-A that is not a U.S. Holder or a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Trust Notes — Series 2015-A, the tax treatment of the partnership and its partners will generally depend on the status of the partner and the activities of the partnership and its partners. If you are a partner in a partnership (or other entity that is treated as a partnership for U.S. federal income tax purposes), you should consult your own tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of Trust Notes — Series 2015-A.

        Persons considering the purchase of Trust Notes — Series 2015-A should consult their own tax advisors regarding the U.S. federal income tax considerations relating to the purchase, ownership and disposition of Trust Notes — Series 2015-A in light of their particular circumstances, as well as the effect of any state, local, foreign or other tax laws.

Trust Notes — Series 2015-A

Characterization of the Notes

        The characterization of instruments such as the Notes as debt or equity is based on a variety of factors, none of which are determinative. While the Company believes that the Notes should be treated as debt and intends to take that position, there is no certainty that the IRS or a court will agree with that position. If the Notes were treated as equity then the holders would be treated as owning an interest in the Trust. Because the Trust will be a pass-through for U.S. federal income tax purposes the holders would be allocated income from the property owned by the Trust in lieu of the treatment described below. Thus, the holders would recognize dividend income to the extent that the Trust receives dividends. The treatment of such dividend income is discussed below.

Interest on the Trust Notes — Series 2015-A

        Under applicable Treasury regulations, the possibility that interest on the Trust Notes — Series 2015-A might be deferred could result in the Trust Notes — Series 2015-A being treated as issued with original issue discount ("OID"), notwithstanding that the Trust Notes — Series 2015-A are issued at par, unless the likelihood of such deferral is remote. We believe that the likelihood of interest deferral on the Trust Notes — Series 2015-A is remote within the meaning of the Treasury regulations and therefore that the possibility of such deferral will not result in the Trust Notes — Series 2015-A being treated as issued with OID. Based on the foregoing, we believe that, although the matter is not free from doubt, the Trust Notes — Series 2015-A will not be considered to be issued with OID. Accordingly, interest paid on the Trust Notes — Series 2015-A will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with such U.S. Holder's method of accounting for U.S. federal income tax purposes. Interest on Trust Notes — Series 2015-A will be treated as arising from foreign sources for foreign tax credit purposes. The rules relating to foreign tax credits and the timing thereof are complex. U.S. Holders should consult their own tax advisers regarding the availability of a foreign tax credit and the application of the foreign tax credit limitations to their particular circumstances.

        However, there can be no assurance that the IRS or a court will agree with this position. If the possibility of interest deferral were determined not to be remote, the Trust Notes — Series 2015-A would be treated as issued with OID at the time of issuance and all stated interest would be treated as OID. In such case, a U.S. Holder would be required to include stated interest in income as it accrues, regardless of its method of accounting, using a constant yield method, and actual cash payments of interest on the Trust Notes — Series 2015-A would not be reported as taxable income.

        Further, during any deferral period, the Trust Notes — Series 2015-A will be treated as issued with OID at the time of such deferral and all stated interest due after such deferral will be treated as OID. Consequently, a U.S. Holder of Trust Notes — Series 2015-A would be required to include OID in its gross income in the manner described above even though the Trust would not make any actual cash payments to holders of Trust Notes — Series 2015-A during a deferral period.

Dispositions

        Upon the sale, exchange, redemption or retirement of a note, a U.S. Holder will generally recognize gain or loss equal to the difference between the amount realized (less any accrued interest not previously included in the U.S. Holder's income, which will be taxable as ordinary income) on the sale, exchange, redemption or retirement and such U.S. Holder's adjusted tax basis in the note. Assuming that we do not exercise our option to require deferral of payment of interest on the Trust Notes — Series 2015-A and that a Deferral Event does not otherwise occur and that the Trust Notes — Series 2015-A are not deemed to be issued with OID, a U.S. Holder's adjusted tax basis in the Trust Notes — Series 2015-A generally will be its initial purchase price. If the Trust Notes — Series 2015-A are deemed to be issued with OID, a U.S. Holder's tax basis in the Trust Notes — Series 2015-A generally will be its initial purchase price, increased by OID previously includible in that U.S. Holder's gross income to the date of disposition and decreased by payments received on the Trust Notes — Series 2015-A since and including the date that the Trust Notes — Series 2015-A were deemed to be issued with OID. That gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the Trust Notes — Series 2015-A have been held for more than one year. A U.S. Holder that is an individual is generally entitled to preferential treatment for net long-term capital gains. The ability of a U.S. Holder to deduct capital losses is limited. Gain or loss recognized by a U.S. Holder on a sale or other disposition of Trust Notes — Series 2015-A generally will be U.S. source gain or loss for foreign tax credit purposes.

Automatic Exchange

        The exchange of Trust Notes — Series 2015-A for TCPL Exchange Shares pursuant to the Automatic Exchange should be treated as a tax free recapitalization for U.S. federal income tax purposes. Thus, no income, gain or loss will be recognized on the exchange except to the extent that there is accrued but unpaid interest at the time of the exchange. Any TCPL Exchange Shares will be treated as first being received for the accrued but unpaid interest and the remainder will be treated as received in exchange for the Trust Notes — Series 2015-A. The holding period for the TCPL Exchange Shares received in the exchange will include the holding period for the Trust Notes — Series 2015-A.

Deferral Note Subscription

        The acquisition of Deferral Preferred Shares upon the occurrence of a Deferral Event will be treated as a purchase of the Deferral Preferred Shares for an amount equal to the interest income that was deferred with respect to such Deferral Event.

TCPL Exchange and Deferral Preferred Shares

Dividends

        U.S. Holders of TCPL Exchange and Deferral Preferred Shares will include in gross income the gross amount of any distributions paid, before reduction for Canadian withholding taxes, by TCPL out of its current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, as dividend income when the dividend is actually or constructively received by the U.S. Holder. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder's basis in its TCPL Exchange and Deferral Preferred Shares and thereafter as capital gain.

        Currently, dividends paid by a "qualified foreign corporation" to individual U.S. Holders who also meet certain holding period requirements will be taxable at a maximum tax rate of 20%. TCPL expects that it will constitute a qualified foreign corporation for U.S. federal income tax purposes and that distributions it makes to individual U.S. Holders that are treated as dividends for U.S. federal income tax purposes will be treated as qualified dividend income eligible for such reduced maximum rates, provided the applicable holding period requirements are met. If distributions by TCPL do not qualify for this reduced maximum rate, U.S. Holders will be subject to tax on such distributions at ordinary income rates.

        Distributions by TCPL that are treated as dividends for U.S. federal income tax purposes generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from certain other corporations. The amount of such distributions included in income of a U.S. Holder of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/U.S. dollar exchange rate on the date such distribution is included in the income of the

U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date such a distribution is included in income to the date such distribution is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss will generally be income from sources within the U.S. for foreign tax credit limitation purposes.

        Distributions by TCPL that are treated as dividends for U.S. federal income tax purposes will be income from sources outside the U.S. for foreign tax credit limitation purposes. Depending on the U.S. Holder's circumstances, such dividends may be "passive category" or "general category" income for foreign tax credit limitation purposes. Subject to certain limitations, Canadian tax withheld with respect to distributions by TCPL to a U.S. Holder of TCPL Deferral Preferred Shares and paid over to Canada will generally be creditable against the U.S. Holder's U.S. federal income tax liability. As discussed above, withholding of Canadian tax is imposed at a 25% rate (reduced to 15% for recipients that are residents of the U.S. eligible for benefits under the Canada-United States Tax Convention) both on cash and non-cash distributions by TCPL to persons that are not Canadian residents. However, as any non-cash distributions by TCPL generally will not be included in income for U.S. federal income tax purposes, such Canadian tax withholding may exceed a U.S. Holder's allowable foreign tax credit for the taxable year of the distribution. To the extent a refund of the tax withheld is available to a U.S. Holder under the laws of Canada or under the income tax treaty between the U.S. and Canada, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder's U.S. federal income tax liability, whether or not the refund is actually obtained. The foreign tax credit limitation rules are complex and dependent on the specific factual circumstances particular to each U.S. Holder of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares. Consequently, each U.S. Holder of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares should consult its tax advisor as to the U.S. federal income tax consequences relevant to such U.S. Holder.

Dispositions

        A U.S. Holder of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares that sells or otherwise disposes of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares, as applicable, generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the holder's tax basis, determined in U.S. dollars, in the TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares. Any capital gain or loss generally will be long- term capital gain or loss if the U.S. Holder had a holding period for the TCPL Deferral Preferred Shares of more than one year at the time of the sale or other disposition. Long-term capital gain recognized by an individual generally is subject to a maximum U.S. federal income tax rate of 20%. Other capital gains generally are subject to a maximum U.S. federal income tax rate of 39.6%. The deductibility of capital losses is subject to limitations. Gain realized by a U.S. Holder from a sale or other disposition of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares will generally be treated as income from U.S. sources for foreign tax credit limitation purposes.

Redemption or Other Acquisition by TCPL

        A redemption of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares will be treated under section 302 of the Code as a dividend to the extent of current and accumulated earnings and profits, unless the redemption satisfies the test set forth in section 302(b) enabling the redemption to be treated as a sale or exchange. The redemption will satisfy this test only if it (1) is "substantially disproportionate," (2) constitutes a "complete termination of the holder's stock interest" in TCPL or (3) is "not essentially equivalent to a dividend," each within the meaning of section 302(b). In determining whether any of these tests are met, shares considered to be owned by the U.S. Person by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of section 302(b) of the Code is satisfied with respect to a particular holder of TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares will depend on the facts and circumstances as of the time the determination is made, U.S. Holders are advised to consult their own tax advisors to determine their tax treatment in light of their own particular investment circumstances.

Medicare Tax

        Recently enacted legislation generally imposes a tax of 3.8% on the "net investment income" of certain individuals, trusts and estates. Among other items, net investment income generally includes gross income from interest and dividend as well as net gain attributable to the disposition of certain property, less certain deductions. U.S. Holders should consult their own tax advisors regarding the possible implications of this legislation in their particular circumstances.

Reporting and Backup Withholding

        A U.S. Holder that is an exempt recipient will not be subject to information reporting requirements with respect to payments of principal or interest on, and proceeds from the sale, retirement or other taxable disposition of, Trust Notes — Series 2015-A or dividends received with respect to the TCPL Exchange Preferred Shares or TCPL Deferral Preferred Shares or proceeds from the disposition of those shares. A U.S. Holder that is not an exempt recipient may be subject to information reporting requirements. Such U.S. Holder can satisfy this requirement by providing the issuer or its paying agent with a duly completed and executed copy of an IRS Form W-9 or a substantially similar form. In general, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. If a U.S. Holder subject to the information reporting requirement fails to provide the Trust or its paying agent with a duly completed and executed copy of an IRS Form W-9 or a substantially similar form, or the information on such form, including the U.S. Holder's U.S. taxpayer identification number, is incorrect, or the IRS notifies the Trust or its paying agent that the U.S. Holder has failed to report or under-reported payments of interest or dividends, the Trust or its paying agent will be required to withhold a portion of certain payments it makes to the U.S. Holder and pay to the IRS as a backup against the U.S. Holder's potential U.S. federal income tax liability. Backup withholding is not an additional tax and will be credited against the U.S. Holder's U.S. federal income tax liability or refunded to the U.S. Holder, provided that the holder timely files a tax return with the IRS. Prospective purchasers should consult their own tax advisers regarding the applicability of the information reporting and backup withholding rules to them.

        The above summary is not intended to constitute a complete analysis of all U.S. income tax consequences relating to U.S. Holders of their acquisition, ownership and disposition of the Trust Notes — Series 2015-A. U.S. Holders should consult their own tax advisers concerning the tax consequences to them of the acquisition, ownership and disposition of the Trust Notes — Series 2015-A in light of their particular circumstances under the U.S. federal, state, local, foreign and other laws.

 CERTAIN ERISA MATTERS

        Subject to the restrictions described below, the Trust Notes — Series 2015-A may be held by (i) plans that are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or the provisions of Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code") and entities deemed to hold plan assets of the foregoing, such plans and entities referred to herein as "Plans," and (ii) plans that are subject to provisions under federal, state or other laws, referred to as "Similar Law," that are substantially similar to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and/or Section 4975 of the Code, such plans referred to herein as "Similar Law Plans." A fiduciary of any Plan or Similar Law Plan must determine that the purchase and holding of the Trust Notes — Series 2015-A or an interest therein is consistent with its fiduciary duties and will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or a violation under any applicable Similar Law. Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of Plans (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code) and certain persons (referred to as "parties in interest" or "disqualified persons") having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. There can be no assurance that any administrative or statutory exemption will be available with respect to any particular transaction involving the Trust Notes — Series 2015-A. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code.

        Under a regulation issued by the U.S. Department of Labor, 29 CFR Section 2510.3-101 (as effectively modified by Section 3(42) of ERISA) (the "Regulation"), the assets of the Trust would be treated as plan assets of a Plan for the purposes of ERISA and the Code only if the Plan acquired an "equity interest" in the Trust and none of the exceptions to "plan assets" contained in the Regulation was applicable. An equity interest is defined under the Regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is little guidance on the subject, the Company believes that, at the time of their issuance, the Trust Notes — Series 2015-A should be treated as indebtedness of the Trust without substantial equity features for purposes of the Regulation, but there is no certainty that the U.S. Department of Labor or a court would agree with that position. This determination is based upon the traditional debt features of the Trust Notes — Series 2015-A, including the reasonable expectation of purchasers of the Trust Notes — Series 2015-A that the notes will be repaid when due. The debt treatment of the Trust Notes — Series 2015-A for ERISA purposes could change subsequent to their issuance if the Trust incurs losses. In the event of a withdrawal or downgrade to below investment grade of the rating of the Trust Notes — Series 2015-A or a characterization of the Trust Notes — Series 2015-A as other than indebtedness under applicable local law, the subsequent acquisition of the Trust Notes — Series 2015-A or interest therein by a Plan is prohibited.

        However, without regard to whether the Trust Notes — Series 2015-A are treated as an equity interest in the Trust for purposes of the Regulation, unless a statutory or administrative exemption is applicable, the purchase and, in certain cases, the holding of securities by a Plan with respect to which (i) we or any of our affiliates or (ii) any underwriter, dealer or agent selling the securities or any of their affiliates is a "party in interest" or "disqualified person" could constitute a prohibited transaction. Accordingly, each purchaser and subsequent transferee of the Trust Notes — Series 2015-A or any interest therein will be deemed to have represented by its purchase and holding thereof that either (i) it is not, and is not acting on behalf of, any Plan or Similar Law Plan or (ii) its purchase, holding, redemption or exchange of the Trust Notes — Series 2015-A or any interest therein will not constitute or result in a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code because such purchaser or holder relied on an available prohibited transaction exemption, all of the conditions of which are satisfied, or is not in violation of any applicable Similar Law. Neither Plans nor Similar Law Plans may acquire the Notes at any time that the ratings on the Trust Notes — Series 2015-A are below investment grade or the Trust Notes — Series 2015-A have been characterized as other than indebtedness for applicable local law purposes.

        The sale of any securities to a Plan or Similar Law Plan is in no respect a representation by us, or by any underwriter, dealer or agent selling the securities, that such an investment meets all of the legal requirements with respect to investments by any particular Plan or Similar Law Plan or that such an investment is appropriate for any particular Plan or Similar Law Plan.

UNDERWRITING

        Subject to the terms and conditions of an underwriting agreement (the "Underwriting Agreement") dated May 13, 2015 between the Trust, TCPL and the Underwriters named below (collectively, the "Underwriters"), through their representatives HSBC Securities (USA) Inc. and Credit Suisse Securities (USA) LLC, the Trust has agreed to sell and the Underwriters have severally agreed to purchase from the Trust, the following respective principal amounts of Trust Notes — Series 2015-A listed opposite their names below:

Underwriters	Principal Amount of Trust Notes — Series 2015-A
HSBC Securities (USA) Inc.	U.S.$	210,000,000
Credit Suisse Securities (USA) LLC	U.S.$	210,000,000
Deutsche Bank Securities Inc.	U.S.$	105,000,000
J.P. Morgan Securities LLC	U.S.$	105,000,000
Mitsubishi UFJ Securities (USA), Inc.	U.S.$	52,500,000
Mizuho Securities USA Inc.	U.S.$	52,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	U.S.$	15,000,000

Total	U.S.$	750,000,000

        The terms of the offering were established through negotiations between the Trust, TCPL and the Underwriters.

        The Underwriting Agreement provides that the obligations of the several Underwriters to purchase the Trust Notes — Series 2015-A offered hereby are subject to certain conditions precedent and that the Underwriters will purchase all of the Trust Notes — Series 2015-A offered by this prospectus if any of the Trust Notes — Series 2015-A are purchased.

        The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion, subject to certain conditions, following a suspension of trading on certain stock exchanges, a banking moratorium, an outbreak or escalation of hostilities or a declaration by the U.S. or Canada of a national emergency or war, or other calamity or crisis affecting financial markets such as to make it, in the sole judgment of the representatives of the Underwriters impractical or inadvisable to proceed with the offering or delivery of the Trust Notes — Series 2015-A as contemplated by this prospectus, and upon the occurrence of certain stated events.

        The Trust and TCPL have been advised by the representatives of the Underwriters that the Underwriters propose to offer the Trust Notes — Series 2015-A to the public at the public offering price set forth on the cover page of this prospectus and to dealers at a price that represents a concession not in excess of 0.60% of the principal amount of the Trust Notes — Series 2015-A. The Underwriters may allow, and these dealers may re-allow, a concession of not more than 0.35% of the principal amount of the Trust Notes — Series 2015-A to other dealers. After the initial public offering the representatives of the Underwriters may change the offering prices and other selling terms. Thus, the prices paid for Trust Notes — Series 2015-A may vary from purchaser to purchaser and may vary during the period of distribution. The compensation realized by the Underwriters will be either increased or decreased by the amount that the aggregate price paid by purchasers of the Trust Notes — Series 2015-A differs from the gross proceeds paid to the Trust by the Underwriters.

        We estimate the Trust's share of the total expenses of this offering, excluding underwriting commissions, will be approximately U.S.$2,500,000.

        The Trust and TCPL have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect of any of these liabilities.

        The representatives of the Underwriters have advised the Trust and TCPL that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

        The Trust Notes — Series 2015-A are a new issue of securities with no established trading market. The Trust Notes — Series 2015-A will not be listed on any securities exchange or on any automated dealer quotation system. The Underwriters may make a market in the Trust Notes — Series 2015-A after completion of the Offering, but will not be obligated to do so and may discontinue any market- making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Trust Notes — Series 2015-A or that an active public market for the Trust Notes — Series 2015-A will develop. If an active public trading market for the Trust Notes — Series 2015-A does not develop, the market price and liquidity of such Trust Notes — Series 2015-A may be adversely affected.

        In connection with the Offering, the Underwriters may purchase and sell the Trust Notes — Series 2015-A in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

        Short sales involve the sale by the Underwriters of a greater principal amount of Trust Notes — Series 2015-A than they are required to purchase in the Offering. The Underwriters may close out any short position by purchasing Trust Notes — Series 2015-A in the open market. A short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Trust Notes — Series 2015-A in the open market prior to the completion of the Offering.

        Stabilizing transactions consist of various bids for or purchases of the Trust Notes — Series 2015-A made by the Underwriters in the open market prior to the completion of the offering.

        The Underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other Underwriters a portion of the underwriting commission received by it because the representatives of the Underwriters have repurchased Trust Notes — Series 2015-A sold by or for the account of that Underwriter in stabilizing or short covering transactions.

        Purchases to cover short positions and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the Trust Notes — Series 2015-A. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Trust Notes — Series 2015-A.

        As a result, the price of the Trust Notes — Series 2015-A may be higher than the price that might otherwise exist in the open market. These transactions may be effected in the over-the-counter market or otherwise.

        Certain of the Underwriters and their respective affiliates have, from time to time, performed, and in the future may perform, commercial and investment banking and advisory services for us for which they have received or will receive customary fees and expenses. The Underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        Under applicable securities legislation in the Province of Alberta and Ontario, TCPL may be considered to be a connected issuer of HSBC Securities (USA) Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated each of which is, directly or indirectly, a subsidiary or affiliate of a bank or other financial institution which is a lender (collectively, the "Lenders") to TCPL or its affiliates under certain unsecured credit facilities (collectively, the "Facilities"). The Facilities consist of the following committed syndicated facilities: our $3.0 billion amended and restated credit agreement; a TransCanada PipeLine USA Ltd. U.S.$1.0 billion credit agreement; a TransCanada American Investments Ltd. U.S.$1.0 billion credit agreement; a TC PipeLines, LP U.S.$500 million first amendment to a second amended and restated revolving credit and term loan agreement and a TC PipeLines, LP U.S. $500 million term loan agreement and a Northern Border Pipeline Company U.S.$200 million revolving amended and restated credit agreement, each as amended; and also consist of certain other demand bank facilities with aggregate commitments of approximately U.S.$100 million. As of March 31, 2015, we had approximately $1.2 billion outstanding under the Facilities. As of the date hereof, TCPL and its affiliates are in material compliance with all material terms of the agreements governing the Facilities and none of the Lenders has waived any material breach by TCPL or its affiliates of those agreements since the Facilities were established. TCPL's financial position on a consolidated basis has not changed substantially and adversely since the indebtedness under the Facilities was incurred. None of the Lenders has been or will be involved in the decision to offer the Trust Notes — Series 2015-A and none has been or will be involved in the determination of the terms of any distribution of the Trust Notes — Series 2015-A.

        As a consequence of their participation in the offering, the Underwriters will be entitled to share in the underwriting commissions relating to the offering of the Trust Notes — Series 2015-A. The decision to distribute the Trust Notes — Series 2015-A hereunder and the determination of the terms of this offering were made through negotiations between the Trust, TCPL and the Underwriters. TCPL may have outstanding short term indebtedness owing to certain of the Underwriters and affiliates of such Underwriters, a portion of which TCPL may repay with the net proceeds from the sale of the TCPL Sub Notes. See "Use of Proceeds". As a result, one or more of such Underwriters or their affiliates may receive more than 5% of the net proceeds from the offering of the Trust Notes — Series 2015-A in the form of the repayment of such indebtedness. Accordingly, the offering of the Trust Notes — Series 2015-A is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, because the conditions of Rule 5121(a)(1)(C) are satisfied.

        We expect that the delivery of the Trust Notes — Series 2015-A will be made to investors on or about May 20, 2015, which will be the fifth business day following the date of this prospectus (such settlement being referred to as "T+5"). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Trust Notes — Series 2015-A prior to the third business day before the settlement date will be required, by virtue of the fact that the Trust Notes — Series 2015-A initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Trust Notes — Series 2015-A who wish to trade the Trust Notes — Series 2015-A prior to the third business day before the settlement date should consult their advisors.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a "relevant member state"), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the "relevant implementation date"), an offer of the Trust Notes — Series 2015-A described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the Trust Notes — Series 2015-A that has been approved by the competent authority in that relevant member state and published in accordance with the Prospectus Directive as implemented in the relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of Trust Notes — Series 2015-A may be made to the public in that relevant member state at any time:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant underwriter; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

        provided that no such offer of Trust Notes — Series 2015-A will result in the requirement of the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

        Each purchaser of Trust Notes — Series 2015-A described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this notice, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the Trust Notes — Series 2015-A to be offered so as to enable an investor to decide to purchase or subscribe for the Trust Notes — Series 2015-A, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in each relevant member state and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

        The sellers of the Trust Notes — Series 2015-A have not authorized and do not authorize the making of any offer of the Trust Notes — Series 2015-A through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the Trust Notes — Series 2015-A as contemplated in this prospectus.

        Accordingly, no purchaser of the Trust Notes — Series 2015-A, other than the underwriters, is authorized to make any further offer of the Trust Notes — Series 2015-A on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus and any other material in relation to the Trust Notes — Series 2015-A described herein are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (and amendments thereto) and Section 86(7) of the Financial Services and Markets Act 2000 (United Kingdom), as amended (the "FSMA") that are also (i) investment professionals falling within Article 19(5) of the

Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The Trust Notes — Series 2015-A are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such Trust Notes — Series 2015-A will be engaged only with, relevant persons.

        This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

        No invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA in connection with the issue or sale of the Trust Notes — Series 2015-A may be communicated or caused to be communicated except in circumstances in which Section 21(1) of the FSMA does not apply to us or the underwriters. In addition, all applicable provisions of the FSMA must be complied with in relation to anything done to the Trust Notes — Series 2015-A in, from or otherwise involving the United Kingdom.

MATERIAL CONTRACTS

        The material contracts entered into or to be entered into by the Trust and/or TCPL and/or TCC in connection with the Offering are as follows:

  1.
  the Trust Indenture described under "Description of Trust Securities — Trust Notes — Series 2015-A";

  2.
  the First Supplemental Indenture described under "Description of Trust Securities — Trust Notes — Series 2015-A";

  3.
  the Administration Agreement described under "The Trust — The Administrative Agent";

  4.
  the Declaration of Trust described under "The Trust";

  5.
  the TCPL Sub Note Purchase Agreement described under "The Trust — Activities of the Trust";

  6.
  the TCPL Sub Note Trust Indenture described under "Description of the TCPL Sub Notes";

  7.
  the First Supplemental Sub Note Indenture described under "Description of the TCPL Sub Notes";

  8.
  the Share Exchange Agreement described under "Description of the Trust Securities — Trust Notes — Series 2015-A — Share Exchange Agreement";

  9.
  the Assignment and Set-Off Agreement described under "Description of the Trust Securities — Trust Notes — Series 2015-A — Assignment and Set-Off Agreement";

  10.
  the Credit Facility described under "The Trust — Liquidity";

  11.
  the Subscription Agreements described under "Description of the TCPL Sub Notes — Interest and Maturity"; and

  12.
  the Underwriting Agreement described under "Underwriting".

PRINCIPAL HOLDERS OF SECURITIES

        It is intended that, at all times following the Closing Date, TCPL and/or its affiliates will own all of the Voting Trust Units. See "Capitalization of the Trust" and "Use of Proceeds".

 INTERESTS OF TCPL AND ITS AFFILIATES IN MATERIAL TRANSACTIONS

        Pursuant to the Administration Agreement, TCPL will administer the day-to-day operations of the Trust. TCPL and its affiliates may have interests which are not identical to those of the Trust. Consequently, conflicts of interest may arise with respect to transactions, including, the sale of the Initial Trust Assets, future acquisitions of the Trust Assets from TCPL and/or its affiliates, and the renewal, termination or modification of the Administration Agreement. It is the intention of the Trust and TCPL that any agreements and transactions between the Trust, on the one hand, and TCPL and/or its affiliates, on the other hand, are fair to all parties and consistent with market terms and conditions.

LEGAL MATTERS

        Certain matters relating to the issue and sale of the Trust Notes — Series 2015-A will be passed upon on behalf of the Trust and TCPL by Blake, Cassels & Graydon LLP, as to matters of Canadian law, by Stikeman Elliott LLP as to matters of Canadian tax law, and by Mayer Brown LLP, as to matters of U.S. law. Mayer Brown LLP will rely upon the opinion of Blake, Cassels & Graydon LLP as to matters of Canadian law and the opinion of Stikeman Elliott LLP as to matters of Canadian tax law. The statements under "Certain U.S. Federal Income Tax Considerations" and "Certain ERISA Matters" are set forth in reliance upon the opinion of Mayer Brown LLP. In addition certain legal matters in connection with the Offering will be passed upon on behalf of the underwriters by their Canadian legal counsel Norton Rose Fulbright Canada LLP, as to matters of Canadian law, and by their U.S. legal counsel Paul, Weiss, Rifkind, Wharton & Garrison LLP, as to matters relating to U.S. law.

EXPERTS

        The consolidated financial statements of TCPL as at December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014 have been incorporated by reference herein and in the registration statement in reliance on the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INTERESTS OF EXPERTS

        As at the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, the partners and associates of Stikeman Elliott LLP, as a group, and the partners and associates of Mayer Brown LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Trust, TCPL or TCC. In connection with the audit of TCPL's annual financial statements for the year ended December 31, 2014, KPMG LLP confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants under all relevant U.S. professional and regulatory standards.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; consent of KPMG LLP; consent of Blake, Cassels & Graydon LLP; consent of Stikeman Elliott LLP; consent of Mayer Brown LLP; consent of Norton Rose Fulbright Canada LLP, powers of attorney from directors and officers of TCPL; and copies of the form of each of the agreements listed under the heading "Material Contracts".

 TRANSFER AGENT AND REGISTRAR AND EXCHANGE TRUSTEE

        CST Trust Company will be appointed as transfer agent, registrar, Indenture Trustee and Exchange Trustee in respect of the Trust Notes — Series 2015-A. The Trust Notes — Series 2015-A will be issued in book-entry only form through the Clearing Agency. See "Description of the Trust Securities — Trust Notes — Series 2015-A — Book-Entry Only Form".

ENFORCEMENT OF CIVIL LIABILITIES

        The Trust is organized and TCPL is incorporated in Canada. Some of the directors and officers of TCPL, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside the U.S., and all or a substantial portion of their assets, and a substantial portion of the assets of TCPL, are located outside the U.S. The Trust and TCPL have appointed an agent for service of process in the U.S., but it may be difficult for holders of the Trust Notes — Series 2015-A who reside in the U.S. to effect service within the U.S. upon those directors, officers and experts who are not residents of the U.S. It may also be difficult for holders of the Trust Notes — Series 2015-A who reside in the U.S. to realize in the U.S. upon judgments of courts of the U.S. predicated upon the civil liability of the Trust or TCPL and the civil liability of the directors and officers of TCPL and experts under U.S. federal securities laws.

        The Trust and TCPL have been advised by their Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Trust and TCPL have also been advised by Blake, Cassels & Graydon LLP, however, that there is real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

        The Trust and TCPL filed with the SEC, concurrently with their registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, TCPL and the Trust appointed TransCanada PipeLine USA Ltd. as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Trust or TCPL in a U.S. court arising out of or related to or concerning an offering of securities under this prospectus.

U.S.$750,000,000

TRANSCANADA TRUST

Trust Notes – Series 2015-A Due May 20, 2075

The Trust Notes – Series 2015-A are guaranteed on a subordinated basis by
TRANSCANADA PIPELINES LIMITED

PROSPECTUS
May 13, 2015

Joint Book-Running Managers and Co-Structuring Advisors

HSBC	Credit Suisse

Co-Managers

Deutsche Bank Securities		J.P. Morgan
MUFG	Mizuho Securities	BofA Merrill Lynch

QuickLinks

TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
EXCHANGE RATE DATA
FORWARD-LOOKING STATEMENTS
DOCUMENTS INCORPORATED BY REFERENCE
WHERE TO FIND MORE INFORMATION
PROSPECTUS SUMMARY
THE OFFERING
THE TRUST
RISK FACTORS
GLOSSARY
RISK FACTORS
THE TRUST
CONSOLIDATING SUMMARY FINANCIAL INFORMATION
USE OF PROCEEDS
CAPITALIZATION OF THE TRUST
TCPL
DESCRIPTION OF THE TRUST SECURITIES
DESCRIPTION OF TCPL EXCHANGE PREFERRED SHARES AND TCPL DEFERRAL PREFERRED SHARES
DESCRIPTION OF THE TCPL SUB NOTES
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN ERISA MATTERS
UNDERWRITING
MATERIAL CONTRACTS
PRINCIPAL HOLDERS OF SECURITIES
INTERESTS OF TCPL AND ITS AFFILIATES IN MATERIAL TRANSACTIONS
LEGAL MATTERS
EXPERTS
INTERESTS OF EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
TRANSFER AGENT AND REGISTRAR AND EXCHANGE TRUSTEE
ENFORCEMENT OF CIVIL LIABILITIES